Exhibit 99.1

NEOEN GROUP CONSOLIDATED

FINANCIAL STATEMENTS AS OF DECEMBER 31ST, 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of NEOEN

Opinion

We have audited the consolidated financial statements of Neoen SA and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/S/Deloitte & Associés

Paris-La Défense

January 8, 2025

1.1 CONSOLIDATED INCOME STATEMENT

(In millions of euros, except for earnings per share data)	Notes	FY 2023	FY 2022
Energy sales under contract		382.7	309.2
Energy sales in the market		119.4	171.5
Other revenue		22.3	22.5
Total Revenue	5	524.4	503.2
Purchases net of changes in inventories	6.1	(4.9)	(2.2)
External expenses and payroll costs	6.3 and 7	(147.4)	(135.3)
Duties, taxes and similar payments	8	(13.7)	(10.0)
Other current operating income and expenses	9	200.8	56.8
Share of net income of associates	14	0.0	0.5
Current operating amortisation	12.2 and 12.3	(176.0)	(151.0)

Current operating income		383.3	262.1

Other non-current operating income and expenses	10	(8.5)	(3.8)
Impairment of non-current assets	10	(10.5)	(27.3)

Operating income		364.3	231.0

Cost of debt		(155.9)	(135.6)
Other financial income and expenses		3.1	(17.1)
Net financial result	20.1	(152.7)	(152.7)

Profit before tax		211.6	78.3

Income tax	11	(64.2)	(32.6)

Net income from continuing operations		147.4	45.7

Consolidated net income		147.4	45.7

Group share of net income		150.2	45.2
Net income attributable to non-controlling interests		(2.8)	0.5
Basic earnings per share (in euros) (1)		1.01	0.38
Diluted earnings per share (in euros) (1)		0.94	0.35

1)

The calculation of basic and diluted earnings per share for the 2022 financial year has been adjusted retrospectively, due to the capital increase of March 29, 2023, in accordance with IAS 33 “earnings per share”.

1.2 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

In millions of euros	Notes	FY 2023	FY 2022
Consolidated net income		147.4	45.7

Foreign exchange differences (1)		(70.7)	11.1
Cash flow hedging (interest rate derivatives)	20.3	(95.0)	348.7
Deferred tax for cash flow hedging		25.1	(96.7)

Items recyclable through profit or loss		(140.5)	263.1

Total comprehensive income		6.9	308.8

of which: Net Income - Group share		12.0	297.3
of which: Net Income - attributable to non-controlling interests		(5.2)	11.4

1)

In 2023, the foreign exchange differences are mainly due to the unfavourable change in the exchange rate of the Australian dollar and the US dollar against the euro, amounting to €(57.9) million and €(11.2) million respectively. In 2022, the foreign exchange differences were mainly due to the favourable change in the exchange rate of the US dollar against the euro, amounting to €28.9 million, offset by the unfavourable change in the Australian dollar against the euro, amounting to €(17.2) million.

1.3 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In millions of euros	Notes	31.12.2023	31.12.2022
Goodwill	12.1	0.7	0.7
Intangible assets	12.2	347.3	290.5
Property, plant and equipment	12.3	5,423.5	4,566.9
Investments in associates and joint ventures	14	15.6	24.4
Non-current derivative financial instruments	20.3	252.5	312.9
Non-current financial assets	15	175.0	99.9
Other non-current assets (1)		6.1	10.7
Deferred tax assets	11.2	77.9	56.8

Total non-current assets		6,298.5	5,362.9

Inventories	6.2	9.8	10.6
Trade receivables	5.2	115.2	106.6
Other current assets	16	115.9	108.0
Current derivative financial instruments	20.3	54.3	35.9
Cash and cash equivalents	17	773.7	622.8

Total current assets		1,068.9	883.9

Assets held for sale	3.4	34.9	26.8

Total assets		7,402.3	6,273.5

In millions of euros	Notes	31.12.2023	31.12.2022
Share capital		304.2	229.3
Share premium		1,933.0	1,247.4
Reserves		267.4	375.1
Treasury shares		(3.2)	(3.2)
Group share of net income		150.2	45.2
Group share of equity	18	2,651.7	1,893.7
Non-controlling interests	18	13.0	20.5

Total equity	18	2,664.7	1,914.3

Non-current provisions	19	144.1	115.3
Non-current project finance	20.2	3,049.2	2,702.3
Non-current corporate finance	20.2	421.5	407.9
Non-current derivative financial instruments	20.3	16.1	32.2
Other non-current liabilities (2)		3.2	17.9
Deferred tax liabilities	11.2	226.0	194.0

Total non-current liabilities		3,860.0	3,469.8

Current provisions	19	4.8	1.0
Current project finance	20.2	315.8	397.3
Current corporate finance	20.2	2.6	1.8
Current derivative financial instruments	20.3	3.7	12.6
Trade payables	6.4	386.6	242.4
Other current liabilities	21	125.9	206.2

Total current liabilities		839.5	861.2

Liabilities associated with assets held for sale	3.4	38.0	28.2

Total equity and liabilities		7,402.3	6,273.5

1)

Other non-current assets mainly correspond to discounts recognised in advance by the Group, in accordance with its contractual obligations, in connection with the execution of a long-term power purchase agreement in Australia. The liabilities associated with these contractual obligations are recognised in other current liabilities.

2)	Other non-current liabilities correspond mainly to deferred payments, due in more than one year, related to the acquisition of assets under development in Europe.

1.4 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

In millions of euros	Number of shares	Share capital	Share premium	Reserves and retained earnings	Treasury shares	Group share of equity	Non-controlling interests	Total equity
Total equity as of December 31st, 2021	107,056,685	214.1	1,053.4	100.3	(3.1)	1,364.7	9.2	1,373.9

Net income of the period		—	—	45.2	—	45.2	0.5	45.7
Other comprehensive income		—	—	252.1	—	252.1	11.0	263.1

Comprehensive income for the period	—	—	—	297.3	—	297.3	11.4	308.8

Share capital increase and reductions	7,612,813	15.2	194.0	(0.3)	—	208.8	(1.5)	207.4
Distribution of dividends		—	—	(10.7)	—	(10.7)	—	(10.7)
Share-based payments		—	—	7.9	—	7.9	—	7.9
Transactions with non-controlling interests		0.0	—	(1.3)	—	(1.3)	1.3	0.0
Change in treasury shares		—	—	(1.9)	(0.1)	(2.1)	—	(2.1)
Changes in consolidation scope and other changes		—	0.0	29.0	—	29.0	0.0	29.0

Total equity as of December 31st, 2022	114,669,498	229.3	1,247.4	420.3	(3.2)	1,893.7	20.5	1,914.3

Net income of the period		—	—	150.2	—	150.2	(2.8)	147.4
Other comprehensive income		—	—	(138.1)	—	(138.1)	(2.4)	(140.5)

Comprehensive income for the period	—	—	—	12.0	—	12.0	(5.2)	6.9

Share capital increase and reduction (1)	37,452,951	74.9	685.7	(0.1)	—	760.4	(1.6)	758.8
Distribution of dividends (2)		—	—	(18.9)	—	(18.9)	—	(18.9)
Share-based payments		—	—	8.5	—	8.5	—	8.5
Transactions with non-controlling interests (3)		0.0	—	3.0	—	3.0	(1.0)	2.0
Change in treasury shares (4)		—	—	(7.0)	0.1	(6.9)	—	(6.9)
Changes in consolidation scope and other changes		—	0.0	(0.2)	—	(0.2)	0.3	0.2

Total equity as of December 31st, 2023	152,122,449	304.2	1,933.0	417.6	(3.2)	2,651.7	13.0	2,664.7

1)	See note 18.

2)

Given the option for the payment of the dividend in shares, the dividend distribution decided by the General Shareholder’s meeting of May 10, 2023 resulted in the creation of 641,364 new ordinary shares (representing around 0.42% of the share capital), i.e. a dividend of €15.8 million, and the payment of a dividend of €3.1 million in cash.

3)

In 2023, transactions with non-controlling interests correspond to the revaluation of two purchase commitments, and the acquisition and sale of minority stakes in two entities still controlled by the Group.

4)	The change in treasury shares corresponds to the purchases of Neoen S.A. shares for allocation under free share plans, and purchases and sales under a liquidity contract.

1.5 CONSOLIDATED CASH FLOW STATEMENT

In millions of euros	Notes	FY 2023	FY 2022
Consolidated net income		147.4	45.7

Eliminations:
of the share of net income of associates	14	(0.0)	(0.5)
of depreciation, amortisation and provisions	12, 13 and 19	185.1	176.9
of change in fair value of energy derivative financial instruments	9	(88.8)	(2.8)
of gains and losses on sale (1)	9 and 10	(40.1)	(12.5)
of calculated income and expense related to share-based payments	7.3	4.2	3.8
of other income and expense without cash impact (2)		7.8	13.8
of the tax charge (income)	11	64.2	32.6
of the cost of net borrowings	20.1	155.9	135.6
Impact of changes in working capital (3)		(91.0)	81.6
Taxes paid (received)		(19.8)	(17.2)

Net cash flows from operating activities		324.7	457.0

Acquisitions of subsidiaries net of treasury acquired (4)		(28.5)	(15.6)
Sales of subsidiaries net of cash transferred (5)		77.9	26.2
Acquisition of intangible and tangible fixed assets (6)		(1,046.0)	(1,111.2)
Sale of intangible and tangible fixed assets		1.8	1.1
Change in financial assets (7)		(83.9)	(15.4)
Dividends received		0.7	1.2

Net cash flows from investing activities		(1,078.0)	(1,113.7)

Share capital increase by the parent company (8)	18	742.5	48.1
Contribution of non-controlling interests to share capital increases (reductions)	01.4	(1.9)	(1.5)
Transactions with non-controlling interests (9)		(1.0)	(6.0)
Net sale (acquisition) of treasury shares	01.4	(6.9)	(2.1)
Issue of loans	20.2	515.9	1,192.4
Dividends paid (10)		(3.1)	(2.1)
Repayment of loans	20.2	(207.1)	(439.2)
Interests paid		(127.1)	(108.3)
Investment subsidies received		1.5	—

Net cash flows from financing activities		912.8	681.3

Impact of foreign exchange rate fluctuation		(4.2)	9.4
Effect of reclassification of cash related to assets held for sale	3.4	0.0	(3.9)

Change in cash and cash equivalents		155.3	30.2

Opening cash and cash equivalents	17	622.7	592.5
Closing cash and cash equivalents	17	778.0	622.7

Change in net cash and cash equivalents		155.3	30.2

1)

In 2023, gains and losses on sale correspond mainly to net proceeds from farm-down transactions for €48.6 million and to write-offs of capitalised development costs for €(6.8) million. In 2022, gains and losses on sale corresponded mainly to net proceeds from farm-down transactions for €16.4 million and to write-offs of capitalised development costs for €(4.0) million.

2)

In 2023, other income and expense without cash impact mainly include undiscounting expense. In 2022, this item mainly included financial expenses related to the refinancing of the mezzanine debt located within Neoen Production 2 and undiscounting expense.

3)

In 2023, the change in working capital requirements is mainly due to the partial payment of the outstanding debt to EDF OA (see note 21.2), for an impact of €(70.6) million, as well as an increase in trade receivables in France for an impact of €(25.2) million (related in particular to the increase in power plants in operation and resource effects), partially offset by a decrease in trade receivables in Finland for an impact of +€14.6 million. In 2022, the impact of the change in working capital requirements essentially included (i) +€90.3 million in operating debts, corresponding, for some French power plants, to the difference between the market prices and their power purchase agreement ones, which the Group considered to be returned to EDF OA under current regulations (see note 21.2), (ii) +€16.3 million in contractual indemnities recognised in the event of a delay in the construction of the power plants, or in the context of non-compliance with obligations relating to purchase contracts, and (iii) +€8.8 million in trade payables, offset by an increase in trade receivables for €(37.2) million corresponding mainly to the year’s commissioning.

4)

In 2023, acquisitions of subsidiaries net of cash acquired relate to wind farms in France, storage projects in Canada (see note 3.3), and earn-out payments for projects under construction in Finland and Ireland.

In 2022, acquisitions of subsidiaries net of treasury acquired related mainly to projects under development in Finland, Canada and Ecuador.

5)

In 2023, sales of subsidiaries net of cash transferred correspond to the farm-down transactions of the Cabrela power plant in Portugal for €26.3 million, four solar power plants in France for €42.8 million and a solar project under development in Australia for €8.7 million (see note 3.3).

In 2022, sales of subsidiaries net of cash transferred correspond to the farm-down transaction of the Saint-Sauvant wind farm for €14.9 million, and the receipt of a component of the sale price of a farm-down transaction concluded in 2021 for €11.3 million.

6)

Acquisitions for the period include investments in intangible assets for €(71.5) million (see note 12.2) and property, plant and equipment for €(1,128.8) million (see note 12.3) and include the change in payables to suppliers of fixed assets for €154.3 million.

7)

In 2023, the change in financial assets mainly corresponds to shareholder loans granted to companies consolidated using the equity method. In 2022, the change in financial assets corresponded to the constitution of security deposits of guarantee deposits related to the construction and financing of production assets.

8)

In 2023, this amount corresponds mainly to the capital increase carried out on March 29, 2023 for €741.9 million after taking into account the issue costs (please refer to note 1.3). In 2022, the capital increase corresponds mainly to the equity component of the green convertible bonds issued in September 2022 (see note 1.3), for €47.4 million.

9)

In 2022, transactions with non-controlling interests correspond to the residual amount paid in connection with the put option of 19.9% related to the Mutkalampi power plant (put option exercised in 2021).

10)	In 2023, Neoen S.A. paid a dividend in cash of €(3.1) million, compared with €(2.1) million in 2022 (see note 1.3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL INFORMATION AND ACCOUNTING PRINCIPLES

NOTE 1.1	GENERAL INFORMATION

Neoen is a public limited company incorporated and domiciled in France and listed on Compartment A of Euronext, whose registered office is located at 22 rue Bayard, 75008 Paris. Neoen’s consolidated financial statements include the Company and those subsidiaries over which it has control, as well as interests in associates and joint ventures (together referred to as “the Group”).

The Neoen Group develops and operates power plants to generate electricity from renewable energies (solar, wind), as well as energy storage facilities.

With nearly 8.0 GW of projects in operation and under construction (including 300 MW under management) and 1.0 GW of projects awarded at December 31, 2023 (secured portfolio of nearly 9.0 GW), Neoen is the leading independent producer of exclusively renewable energies in France.

The Group also has an advanced development pipeline of 18.6 GW (advanced pipeline) and more than 10.0 GW of early-stage projects.

The Group operates in the geographic regions of Australia, Europe-Africa, and the Americas.

The consolidated financial statements of the Group as of December 31, 2023, were authorised for issue by the Board of Directors on February 28, 2024. They were approved by the shareholders on May 14, 2024.

Subsequent events have been evaluated through January 8, 2025, by the board of directors hold at this date, at which date the entity’s consolidated financial statements were available to be issued without any modification.

NOTE 1.2	STATEMENT OF COMPLIANCE AND ACCOUNTING STANDARDS

Declaration of compliance

The consolidated financial statements of the Group as December 31, 2023, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union at that date.

All the texts adopted by the European Union are available on the European Commission’s website.

Evolution of the accounting standards

In preparing its financial statements for the year ended December 31, 2023, the Group has applied the same accounting standards, interpretations and methods as in its financial statements for the year ended December 31, 2022, with the exception of the texts that came into force on January 1st, 2023, mentioned in the paragraph below.

New mandatory texts as of January 1st, 2023

•	Amendments to IAS 8 – Definition of accounting estimates

•	Amendments to IAS 1 and Practice Statement 2 – Disclosure of accounting policies in the notes

•	Amendment to IAS 12 – Global minimum tax, Pillar II

The financial statements have not been impacted by the application of these amendments and improvements.

•

Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction: from January 1, 2023, entities must now recognise deferred tax on transactions which, on initial recognition, give rise to identical amounts of taxable and deductible temporary differences, as is the case for leases and decommissioning costs. These amendments provide for the recognition of a deferred tax asset and a deferred tax liability for all deductible and taxable temporary differences relating to such transactions. The Group already recognised deferred tax on the net amount of deductible and taxable temporary differences arising from these transactions. As a result, the application of these amendments has no impact on the Group’s financial statements. Only the disclosures in the notes relating to the breakdown of deferred taxes by nature have been modified (see note 11.2).

New texts as of January 1st, 2023, with non-mandatory application

•	Amendments to IAS 1 – Classification of liabilities as current or non-current, with mandatory application from January 1, 2024

•	Amendments to IFRS 16 – Lease liability in a sale and leaseback, with mandatory application from January 1, 2024

•	Publication of the first two IFRS sustainability disclosure standards, with mandatory application from January 1, 2024

These new texts have not been applied early by the Group or are not applicable.

NOTE 1.3	EVENTS OF THE FINANCIAL YEAR

Free share plan

On February 28, 2023, the Board of Directors decided to grant 221,766 free Neoen S.A. shares to certain Group employees. The granting of shares will only be final after a vesting period of three years, provided that the beneficiaries are still present in the Group and that the performance conditions set by the Board of Directors in the plan rules and relating in particular to the achievement of financial and development objectives, are met.

The Group recorded this transaction in accordance with IFRS 2 “share-based payment”. This resulted in €(0.8) million impact on personnel costs in 2023.

Neoen successfully raised €750.4 million through a capital increase

On March 29, 2023, Neoen successfully completed a capital increase with preferential subscription rights, launched on March 7, 2023, for which the subscription period ran from 10 to 22 March 2023 inclusive. The gross proceeds of this capital increase (including the issue premium) amounted to €750.4 million and resulted in 36,694,552 new shares being issued with a nominal value of €2 at a subscription price of €20.45 per new share.

Neoen plans to use the proceeds from the capital increase to fund its investment plan to lift its capacity in operation or under construction in the course of 2025 to over 10 GW and to expand its storage capacity, especially by investing in batteries with a longer duration per MW installed.

This transaction had an impact of €744.0 million net of issuance costs and taxes on the Group’s shareholders’ equity.

Payment of dividend in respect of 2022

At the General Shareholders’ meeting of May 10, 2023, the shareholders approved the distribution of a dividend of €0.125 per share with an option for payment of the dividend in new shares. Each shareholder could thus receive either 100% of the dividend in cash or 100% of the dividend in new ordinary shares.

At the end of the option exercise period (from May 19, 2023, to June 2, 2023, inclusively), nearly 83% of the rights had been exercised in favour of payment of the dividend in shares.

This transaction resulted in the creation of 641,364 new ordinary shares (representing approximately 0.42% of the share capital after the capital increase) and the payment of €3.1 million of dividend in cash.

Capital increase reserved for employees

On May 12, 2023, Neoen S.A. carried out a capital increase reserved for its employees and corporate officers in France. The latter offered each beneficiary the possibility of buying 144 new shares at the preferential subscription price of €19.51 per share (benefiting from a 30% discount compared with the average closing share price over the last twenty trading days preceding April 5, 2023, the date on which the Chairman and Chief Executive Officer, upon sub-delegation by the Board of Directors, set the price) and a matching contribution on the basis of one share offered for one share subscribed.

The Group recorded this transaction in accordance with IFRS 2 “share-based payment”. This resulted in an impact of €1.3 million in shareholders’ equity and €(0.4) million in personnel expenses.

Acquisition of wind farms in France

On January 1, 2023, the Group acquired 100% of the three Plouguin wind farms, with a combined capacity of 14 MW, for a cash consideration of €15.4 million (including acquisition costs). In accordance with revised IFRS 3 “business combinations”, the Group has recorded this transaction as an asset acquisition. The valuation of the acquired assets and liabilities led to the recognition of a valuation difference on tangible assets totalling €13.5 million.

Farm-down operations

In February 2023, the Group formally sold 100% of its shares in the 13.2 MWp Cabrela solar power plant in Portugal to Cubico. The transaction generated net proceeds from disposal of €27.3 million.

At the end of the year, the Group also sold 100% of its shares in four solar power plants in operation in France, with a combined capacity of 19.1 MWp, for net proceeds from disposal of €16.8 million, as well as the Goorambat solar power plant project under development in Australia, for net proceeds from disposal of €4.4 million.

In total, during the 2023 financial year, farm-down operations generated net proceeds from disposal of €48.6 million, recognised in other current operating income (see note 9).

Situation of the Metoro solar power plant in Mozambique

Following a sudden and significant deterioration in the security situation near the site of the Metoro solar power plant under construction in Mozambique at the end of the first half of 2022, all the teams mobilised locally were evacuated, the Mozambican armed forces were deployed around the site to ensure its protection, and construction work was halted for an indefinite period.

Given the high degree of uncertainty surrounding the future of the project, the Group had recorded an impairment loss of €(19.9) million in its financial statements at December 31, 2022 (see note 10 “non-current operating items”).

In July 2023, the Group received a binding offer for the sale of the plant, and on December 20, 2023 entered into a share purchase agreement. This had no significant impact on the impairment loss recognised in 2022, which remained unchanged.

As of December 31, 2023, the sale remains subject to the fulfilment of conditions precedent, some of which are not under the Group’s direct control. In accordance with IFRS 5 “non-current assets held for sale and discontinued operations”, the related assets and liabilities have been reclassified as assets and liabilities held for sale (see note 3.4).

Non-compliance with covenants for certain project finance facilities

The absence of an agreement for the technical Provisional Acceptance (PA) of the Mexican El Llano power plant, resulting in the maintenance of certain documentary non-compliances under the financing agreements, and the operational difficulties encountered by the power plant in 2022 have led to a situation of non-compliance with the minimum debt service coverage ratio of the non-recourse project financing. The non-current portion of the related financial debt thus continues to be presented in current liabilities (for US$120.4 million, or €110.1 million) in the Group’s financial statements at December 31, 2023. The Group is currently finalising the resolution of the operational difficulties with the EPC contractor, which is a prerequisite for the declaration of provisional technical acceptance and for ending the current financial default situation. The lending institutions continue to support the project. In this respect, the company has obtained a waiver on its failure to comply with the minimum debt service ratio on December 21, 2023.

Besides, the situation of the Metoro power plant constitutes a technical default in the meaning of the financing documentation.

The other companies financed by project and mezzanine debt, as well as Neoen S.A., with respect to its syndicated loan, complied with their covenants on minimum debt service coverage ratios (DSCR) or minimum equity.

NOTE 1.4	ESTIMATES AND ASSUMPTIONS

In preparing the Group’s financial statements, and to the extent that items included in the financial statements cannot be accurately measured, management makes estimates, exercises judgement and makes assumptions that may have an impact on the amounts of the assets, liabilities, income and expenses included in the financial statements, as well as on the information disclosed in the notes to the financial statements. Management exercises its judgement by taking into account past experience and other factors deemed relevant in light of the economic conditions and reviews its estimates and assessments on a regular basis. Since assumptions are by nature uncertain, the amounts in future financial statements may differ from current estimates.

The main items significantly impacted by estimates and assumptions at December 31, 2023, were the following:

•	determining the recoverable amount of goodwill, intangible assets and property plant and equipment (notes 12.1 “goodwill”, 12.2 “intangible assets” and 12.3 “property, plant and equipment”);

•	useful lives of production assets (note 12.3 “property, plant and equipment”);

•	recognition of a deferred tax asset when it is probable that sufficient future taxable income will exist against which tax losses can be utilised (note 11 “taxes”);

•	determining the lease term and the discount rate to be applied to the lease payments, in connection with the application of IFRS 16 “leases” (note 12.3 “property, plant and equipment”);

•	capitalisation of development costs (note 12.2 “intangible assets”);

•	assessing dismantling provisions (note 19 “provisions”);

•	measurement of the fair value of energy derivative financial instruments (note 20.4 “fair value of financial assets and liabilities”);

•	the determination of the fair value of free shares and stock options (Note 7.1 “payroll costs”).

NOTE 1.5	INTEGRATION OF CLIMATE ISSUES IN THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS

Neoen sees the growing interest about climate issues as an opportunity, as it promotes the emergence of national and international policies in favor of renewable energies. Indeed, Neoen’s business operations actively contribute to the reduction of greenhouse gas emissions, which is often a priority policy objective announced by governments and international institutions. The development, construction, ownership and operation of solar and wind farms and storage facilities throughout the world contribute to the acceleration of the energy transition. Neoen therefore pays priority attention to local and global climate issues in its strategy and financial decisions.

Neoen has thus identified, in its financial statements closing process, the main risks associated with these climate issues in order to assess their potential impact on the financial statements, in particular by:

•	reviewing the useful life of certain assets that could be particularly exposed to climate issues;

•	including in the asset impairment tests the expected impacts on future cash flows, particularly with regard to maintenance requirements and insurance cover;

•	assessing risks to determine the amount of provisions that may be required.

The main risks identified result from both the possible materialisation of a physical risk and a transition risk related to regulatory changes. The physical risk relates to the occurrence of extreme weather events, the intensity of which is likely to increase, and which could have an adverse impact on the Group’s facilities and operations.

In this respect, although the risk associated with the occurrence of extreme weather events is moderate, the Group did not see any material impact in its financial statements for the year ended December 31, 2023, as it benefited from:

•

the geographic and technological diversification of its project portfolio, as all projects built were subject to a climate risk analysis during their development phase that ruled out the most exposed sites;

•	the construction of assets in line with robust (seismic, wind, flood, etc.) standards;

•

real-time monitoring of climate conditions in the areas in which the Group’s assets operate, enabling electricity production forecasts to be made based on statistical studies of local weather conditions;

•

insurance cover for its assets, in which weather issues play a fundamental role. The insurance includes cover for physical assets (property damage), the expected income from assets (business interruption) or debt and fixed operating costs, as appropriate, as well as additional O&M costs incurred during the repair of a damage. This tailor-made cover protects the Group and its assets as much as possible against uncertainty due to extreme weather events.

Neoen is also exposed to the regulatory challenges of its sector (nature and scope of the support measures for renewable energies aimed at speeding up the energy transition, constraints on the use of low-carbon materials and equipment, and specific recycling and dismantling obligations). The Group has exercised judgment in assessing the impact of these regulatory risks on the consolidated financial statements for the year. Known or foreseeable regulatory changes in the short term, and in particular the Price Cap schemes introduced by various European countries, which are intended to limit the ability of renewable energy producers to benefit from the periods of high market prices for electricity for the uncontracted portion of their production, are included in the forecasted cash flows. Known or foreseeable regulatory changes in the medium term are taken into account through sensitivity tests. Given the need to continue decarbonising electricity production in the various countries where the Group operates, it believes that regulatory changes are unlikely to have a significant impact on the life of its assets.

The consideration of climate change issues therefore had no material impact in 2023 on the judgements made and the main estimates used in the preparation of the financial statements.

NOTE 2. TRANSLATION METHODS

Presentation currency of the consolidated financial statements

The Group’s consolidated financial statements are presented in millions of euros.

Functional currency

The functional currency of an entity is the currency of the economic environment in which it primarily operates.

The functional currency of Neoen S.A. and its subsidiaries located in the euro zone is the euro. For the other entities of the Group, the functional currency is the local currency with the exception of certain assets and development companies, whose functional currency is the US dollar with regards to the functional currency determination factors. This specifically concerns the Group’s assets and development companies in France, Argentina, Jamaica, Mozambique and Zambia.

Translation of foreign currency transactions

Foreign currency transactions are translated into the functional currency at the exchange rate prevailing on the transaction date. At each reporting date:

•

monetary assets and liabilities denominated in foreign currencies are recorded at the closing exchange rate. Any resulting exchange differences are recognised in the income statement for the financial year;

•	non-monetary assets and liabilities denominated in foreign currencies are translated at the historical exchange rate applicable at the date of the transaction.

Translation of the financial statements of subsidiaries whose functional currency is not the euro

The statement of financial position is translated into euros at the exchange rate prevailing at the end of the financial year.

Income and expense items and cash flows are translated using average exchange rates: these average rates are approximate values of the rates on the transaction date in the absence of significant fluctuation. Any differences resulting from the translation of the financial statements of foreign subsidiaries are recorded under “exchange differences on translation of foreign operations” in other comprehensive income.

Goodwill and fair value of assets and liabilities arising on the acquisition of a foreign operation are treated as those of the foreign entity. They are therefore expressed in the entity’s functional currency.

NOTE 3. GROUP COMPOSITION

NOTE 3.1	ACCOUNTING PRINCIPLES

Consolidation methods

Subsidiaries that are controlled within the meaning of IFRS 10 “consolidated financial statements”, are fully consolidated. The Group controls an entity when it is exposed to, or has a right to, variable returns from its involvement with the entity and has the ability to influence those returns through its control of the entity. The Group mainly owns holding companies that in turn own, directly or indirectly, project companies that operate the power plants or storage facilities.

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

When the Group loses control of a subsidiary, it derecognises the assets and liabilities and any non-controlling interests and other equity items relating to that subsidiary. The gain or loss, if any, resulting from the loss of control is recognised in net profit or loss. Any interest retained in the former subsidiary is measured at fair value at the date control is lost.

All intercompany transactions, income and expenses, and balance sheet balances of subsidiaries are eliminated on consolidation.

In accordance with IFRS 11 “joint arrangements”, a joint arrangement is a company over which the Group and one or more other parties exercise joint control by virtue of a contractual agreement. The Group has joint control over a joint arrangement when decisions about the relevant activities require the unanimous consent of the Group and the other parties sharing control. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets.

Associates are entities in which the Group exercises significant influence over financial and operating policies but does not have control or joint control.

The Group’s interests in associates and joint ventures are accounted for using the equity method. They are initially recognised at cost which includes goodwill and transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees until the date that significant influence or joint control ceases.

The list of the main subsidiaries, joint ventures and associates is presented in note 3.2.

Business combinations

In accordance with the provisions of IFRS 3, “business combinations”, business combinations are accounted for using the acquisition method when all the activities and assets acquired meet the definition of a business, for which control is transferred to the Group.

Under this method, the assets acquired, liabilities and contingent liabilities assumed are measured at fair value subject to exceptions. Goodwill is the difference between, on one hand, the fair value of the consideration transferred in the business combination increased, if applicable, by the fair value of the share previously held and the value of non-controlling interests, and, on the other hand, the amount of identifiable assets, liabilities and contingent liabilities assumed at the acquisition date. It is provisionally determined on acquisition and reviewed within a period of 12 months from the acquisition date.

For each business combination, the Group may value non-controlling interests either at fair value or on the basis of their share of the identifiable net assets of the acquiree measured at fair value at the acquisition date. The Group decides on the method it will use to account for non-controlling interests on a case-by-case basis.

In accordance with IFRS 3, “business combinations” as amended:

•	acquisition costs are recognised in other non-recurring operating income and expenses when they are incurred;

•

conditional price adjustments are initially estimated at fair value and included, where applicable, in the consideration transferred. After the twelve-month measurement period, or if they do not relate to facts and circumstances existing at the acquisition date, subsequent changes in the value of the related liabilities are recognised in the income statement.

Acquisition of assets outside the scope of IFRS 3

To determine whether a set of activities and assets constitutes a business, and thus whether there is a business combination and not the acquisition of a group of isolated assets, the Group assesses whether the elements of the acquired entity include at least one substantial input and one substantial process, which together contribute significantly to the generation of goods and services.

For project entities that do not yet produce an output, it is generally considered that there are no substantial acquired processes as there is no takeover of employees and no contracts relating to the operation of the underlying asset.

The Group decided to carry out a “concentration test” to assess whether a set of acquired activities and assets does not constitute a business. The test is conclusive if substantially all of the fair values of the gross assets acquired are concentrated in a single identifiable asset or group of similar identifiable assets. In the context of the acquisition of a project entity, the test meets these conditions.

To the extent that the acquired processes cannot be considered substantial and the concentration test is met, project entities in the development stage do not meet the definition of a business. Their acquisition is therefore accounted for as the acquisition of a group of isolated assets outside the scope of IFRS 3.

If the transaction is treated as a stand-alone asset acquisition, then the acquisition cost (including acquisition-related costs) must be allocated to the individual identifiable assets and liabilities based on their relative fair values at the acquisition date, i.e., no goodwill or deferred tax is recognised. In this context, the Group has chosen to apply the following approach:

•	measure assets and liabilities that were not initially measured at cost in accordance with the initial measurement provisions of the standards applicable to them;

•	deduct the value of these assets and liabilities from the acquisition cost;

•	then allocate the residual acquisition cost to the various assets and liabilities in proportion to their fair value.

Assets and liabilities held for sale

In accordance with IFRS 5 “non-current assets held for sale and discontinued operations”, non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount is expected to be recovered through a sale transaction rather than through continuing use. This condition is met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should meet the criteria for recognition as a completed sale within one year of classification.

When the Group is committed to a sale plan involving the loss of control of a subsidiary, it classifies all the assets and liabilities of that subsidiary as held for sale when the above criteria are met, regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

When the Group, particularly in the context of its farm-down activity, is committed to a sale plan involving the disposal of an investment, or part of an investment, in an associate, the investment or part of the investment in the associate to be disposed of is classified as held for sale when the above criteria are met. The Group then ceases to apply the equity method for this part which is classified as held for sale. Any retained portion of an investment in an associate that has not been classified as held for sale continues to be accounted for using the equity method.

NOTE 3.2	SUBSIDIARIES AND ENTITIES CONSOLIDATED USING THE EQUITY METHOD

As of December 31, 2023, the Group consisted of 444 consolidated companies (“full consolidation method”) and 3 companies consolidated using the equity method.

As a reminder, as of December 31, 2022, the Group consisted of 362 consolidated companies (“full consolidation method”) and 5 companies consolidated using the equity method.

The list of the main operating entities presented below was determined in particular on the basis of their contribution to the following financial indicators: revenue, total assets or debt.

During the financial year 2023, Neoen Jules GmbH and Neoen Mistral Gmbh used the derogation provision of Article 264(3) of the German Commercial Code (HGB) with regard to the preparation of their financial statements, their management report and the publication of their annual accounts.

The Group’s main subsidiaries are:

Consolidation method	Entity	Country	Percentage interest 31.12.2023	Percentage interest 31.12.2022
Parent company	Neoen S.A.	France	Parent company	Parent company
	Altiplano Solar	Argentina	100%	100%
	La Puna Solar	Argentina	100%	100%
	Bulgana Windfarm	Australia	100%	100%
	Coleambally Solar	Australia	100%	100%
	Goyder Wind Farm 1 Pty	Australia	100%	100%
	Goyder Wind Farm 1B Pty	Australia	100%	100%
	Hornsdale Power Reserve	Australia	100%	100%
	HWF 1	Australia	70%	70%
	HWF 2	Australia	80%	80%
	HWF 3	Australia	80%	80%
	Kaban Wind Pty	Australia	100%	100%
	Numurkah Solar Farm	Australia	100%	100%
Full consolidation	Victorian Big Battery	Australia	100%	100%
	Western Downs Green Power Hub	Australia	100%	100%
	Capella Solar	El Salvador	100%	100%
	Providencia Solar	El Salvador	100%	100%
	Mutkalampi	Finland	100%	100%
	Neoen Storage Finland Oy	Finland	100%	100%
	Centrale Eolienne du Pays entre Madon et Moselle	France	91%	100%
	Neoen International	France	100%	100%
	Neoen Production 1	France	100%	100%
	Neoen Production 2	France	100%	100%
	SPV AGS	France	100%	100%
	CSRTB Rio Maior, S.A.	France	100%	49%

NOTE 3.3	CHANGES IN SCOPE

As part of its development, the Group regularly creates companies, and may be required to acquire entities in a relatively advanced development phase or offering growth or repowering prospects. Furthermore, since the 2021 financial year, the Group proceeds on a regular basis to the disposal of all, or a majority of, projects or assets in its portfolio (farm-down).

Farm-down transactions – sale of shares

In 2023, the Group carried out the following farm-down transactions:

•	the sale of 100% of the shares in the Cabrela solar power plant in Portugal on February 22, 2023;

•	the sale of 100% of the shares in Centrale Solaire 3, Kertanguy, Torreilles and Zénith in France on November 30, 2023;

•	the sale of 100% of the shares in the Goorambat East Solar Farm development project in Australia on December 19, 2023.

The capital gains on the sales were recognised in “Other current operating income” for €48.6 million (see note 9).

Acquisition of three wind farms in France

On January 1, 2023, the Group acquired 100% of the three wind farms at Plouguin in Bretagne, with a combined capacity of 14 MW, for a cash consideration of €14.9 million, plus €0.5 million in acquisition costs.

The Group has qualified this transaction as an asset acquisition rather than a business combination within the meaning of IFRS 3R “business combinations”.

The valuation of acquired assets and liabilities led to the recognition of a valuation difference on property, plant and equipment totalling €13.5 million in 2023.

Acquisitions of projects under development

The project acquisitions made during the 2023 financial year have been classified as acquisitions of individual assets rather than business combinations within the meaning of IFRS 3 “business Combinations”.

The projects acquired and fully consolidated are as follows:

•	acquisition of 100% of the equity interests in four storage projects in Canada;

•	acquisition of 100% of the equity interests in two wind farm projects in France.

The Group has allocated the acquisition prices to the various identifiable assets acquired and liabilities assumed, resulting in the recognition of intangible assets totalling €2.8 million during the 2023 financial year.

Purchase of non-controlling interests

On July 7, 2023, the Group acquired the stake of the minority shareholders of the Portuguese entity Rio Maior, increasing its stake in the entity from 49% to 100%.

Other disposals and liquidations

No other significant entity was sold or liquidated in 2023.

NOTE 3.4	ASSETS AND LIABILITIES HELD FOR SALE

As of December 31, 2023, the assets and liabilities held for sale presented in the consolidated statement of financial position correspond to those of the Metoro solar power plant in Mozambique and its holding company NP Investment II in Portugal, in the process of being sold (see note 1.3).

As of December 31, 2022, the assets and liabilities held for sale presented in the consolidated statement of financial position corresponded solely to those of the Cabrela solar power plant in Portugal, for which the Group has completed the sale on February 22, 2023, as part of the farm-down activity (see note 3.3).

The main categories of assets and liabilities classified as held for sale are as follows:

In millions of euros	31.12.2023	31.12.2022
Non-current assets	27.9	22.3
Current assets	2.7	0.6
Cash and cash equivalents	4.3	3.9

Assets held for sale	34.9	26.8

Non-current liabilities	4.4	25.7
Current liabilities	33.6	2.5

Liabilities associated with assets held for sale	38.0	28.2

NOTE 4. SEGMENT REPORTING

Accounting principles

Under IFRS 8, an operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenue and incur expenses;

•	whose operating results are regularly reviewed by the entity’s chief operating decision maker;

•	for which discrete financial information is available.

In accordance with IFRS 8 “operating segments”, segment information is presented based on the internal organisation and reporting used by the members of the Executive Committee and the Board of Directors who are the Group’s main operational decision-makers.

The Group uses the following breakdown for its operating segments:

•	solar: this segment includes photovoltaic energy production;

•	wind: this segment includes wind turbine production;

•	storage: this segment includes the activity related to independent batteries, directly connected to the grid;

•	farm-down: this segment corresponds to the disposal of all or a majority stake of projects or assets in the Group’s portfolio;

•	development and investments: this segment include mainly development and financing activities.

The main financial indicators published are also broken down by geographical region. These are defined below:

•	Australia: this region includes production operations in Australia;

•	Europe–Africa: this region includes production operations in Europe and Africa;

•	Americas: this region includes production operations in North America, Central America, South America and the Caribbean.

Adjusted EBITDA

Adjusted EBITDA is used in the assessment of performance because the Management Committee and the Board of Directors consider that this information is the most relevant for understanding the results of each segment compared to other entities involved in that business.

Adjusted EBITDA corresponds to current operating income, which includes net proceeds from the disposal of projects or assets in the portfolio resulting from the farm-down activity, restated for:

•	current operating amortisation;

•	the personnel expense resulting from the application of IFRS 2 “share-based payments”;

•	and changes in the fair value of energy derivative financial instruments (see note 20.3) recorded in other current operating income and expenses.

Neoen has signed medium to long-term power purchase agreements with commercial counterparties, known as Corporate Power Purchase Agreements (CPPA). Some of these agreements, provide for a financial settlement between the parties and as such are derivative financial instruments under IFRS 9 “financial Instruments”. Changes in fair value of these contracts, which are not classified as hedging instruments, are recognised in current operating income in the Group’s financial statements. These changes, associated with price movements in the electricity market, are volatile and non-controllable, and will extinguish when the underlying physical production is delivered. Therefore, the Group has decided to restate the change in fair value of these energy derivative financial instruments (which has no cash impact) from both EBITDA and EBIT, alternative performance indicators used in its segment reporting (see note 20.4).

The reconciliation between current operating income and adjusted EBITDA is as follows:

(In millions of euros)	FY 2023	FY 2022
Current operating income	383.3	262.1

Current operating amortisation	176.0	151.0
IFRS 2 expense	4.2	3.8
Change in fair value of energy derivative financial instruments	(88.6)	(2.8)

Adjusted EBITDA	474.8	414.0

Adjusted EBIT

The reconciliation between current operating income and adjusted EBIT is as follows:

(In millions of euros)	FY 2023	FY 2022
Current operating income	383.3	262.1

Change in fair value of energy derivative financial instruments	(88.6)	(2.8)

Adjusted EBIT	294.7	259.3

Segment reporting

Segment results for 2023 and 2022 for each of the Group’s operating segments (solar, wind, storage, farm-down, development and investments), including eliminations are presented as follows:

In millions of euros		Wind power	Solar power	Storage	Farm- down	Development & Investment (2)	Eliminations (3)	FY 2023
AUSTRALIA	Income statement
	Revenue	98.1	63.0	46.2	—	—	—	207.3
	Adjusted EBITDA (1)	78.8	67.4	45.7	4.4	—	—	196.3
	Adjusted EBIT (1)	48.7	44.2	23.9	4.4	—	—	121.2
	Balance Sheet
	Intangible assets and property, plant and equipment	1,353.9	716.0	533.9	—	—	—	2,603.8
	Cash flow statement
	Acquisition of intangible and tangible fixed assets	337.6	21.6	183.4	—	—	—	542.6
EUROPE-AFRICA	Income statement
	Revenue	153.1	72.2	10.9	—	—	—	236.2
	Adjusted EBITDA (1)	119.6	66.8	8.0	44.2	—	—	238.6
	Adjusted EBIT (1)	75,9	46.0	6.2	44.2	—	—	172.2
	Balance Sheet
	Intangible assets and property, plant and equipment	1,428.8	973.0	62.0	—	—	—	2,463.8
	Cash flow statement
	Acquisition of intangible and tangible fixed assets	150.7	281.1	34.3	—	—	—	466.1
AMERICAS	Income statement
	Revenue	—	78.6	—	—	—	—	78.6
	Adjusted EBITDA (1)	—	74.6	—	—	—	—	74.6
	Adjusted EBIT (1)	—	47.9	—	—	—	—	47.9
	Balance Sheet
	Intangible assets and property, plant and equipment	—	852.3	—	—	—	—	852.3
	Cash flow statement
	Acquisition of intangible and tangible fixed assets	—	72.6	—	—	—	—	72.6
TOTAL	Income statement
	Revenue	251.2	213.7	57.1	—	123.6	(121.3)	524.4
	Adjusted EBITDA (1)	198.4	208.8	53.7	48.6	(3.2)	(31.4)	474.8
	Adjusted EBIT (1)	124.6	138.1	30.2	48.6	(16.4)	(30.3)	294.7
	Balance Sheet
	Intangible assets and property, plant and equipment	2,782.7	2,541.4	595.9	—	34.5	(183.7)	5,770.8
	Cash flow statement
	Acquisition of intangible and tangible fixed assets	488.4	375.2	217.7	—	(2.0)	(36.9)	1,042.3

1)	The concepts of adjusted EBITDA and adjusted EBIT are defined above.
2)

Revenue in this segment is mainly generated through sales of services by Neoen S.A. to other entities of the Group (eliminated on consolidation, except for amounts invoiced to Group holdings that are not fully consolidated) but also through sales of services to third parties.

3)

The eliminations mainly concern the cancellation of invoices for services rendered by Neoen S.A to its project companies for the development, supervision and administrative management of the production assets as well as the capitalisation of development costs in accordance with IAS 38 “intangible assets”.

In millions of euros		Wind power	Solar power	Storage	Farm- down	Development & Investment (2)	Eliminations (3)	FY 2022
AUSTRALIA	Income statement
	Revenue	84.5	53.1	80.2	—	—	—	217.8
	Adjusted EBITDA (1)	71.9	73.9	61.9	—	—	—	207.6
	Adjusted EBIT (1)	45.6	56.1	38.8	—	—	—	140.5
	Balance Sheet
	Intangible assets and property, plant and equipment	1,048.8	708.4	327.4	—	—	—	2,084.6
	Cash flow statement
	Acquisition of intangible and tangible fixed assets	315.8	147.3	89.5	—	—	—	552.6
EUROPE-AFRICA	Income statement
	Revenue	132.1	64.4	11.4	—	—	—	208.0
	Adjusted EBITDA (1)	106.9	50.9	6.2	16.4	—	—	180.4
	Adjusted EBIT (1)	76.5	32.4	4.8	16.4	—	—	130.2
	Balance Sheet
	Intangible assets and property, plant and equipment	1,335.2	717.3	25.7	—	—	—	2,078.1
	Cash flow statement
	Acquisition of intangible and tangible fixed assets	413.8	129.5	5.7	—	—	—	549.0
AMERICAS	Income statement
	Revenue	—	76.6	—	—	—	—	76.6
	Adjusted EBITDA (1)	—	56.8	—	—	—	—	56.8
	Adjusted EBIT (1)	—	30.0	—	—	—	—	30.0
	Balance Sheet
	Intangible assets and property, plant and equipment	7.1	819.4	—	—	—	—	826.5
	Cash flow statement
	Acquisition of intangible and tangible fixed assets	0.3	29.9	—	—	—	—	30.2
TOTAL	Income statement
	Revenue	216.6	194.1	91.6	—	82.3	(81.4)	503.2
	Adjusted EBITDA (1)	178.6	181.6	68.1	16.4	(8.4)	(22.3)	414.0
	Adjusted EBIT (1)	122.0	118.6	43.6	16.4	(20.5)	(20.9)	259.3
	Balance Sheet
	Intangible assets and property, plant and equipment	2,391.1	2,245.0	353.1	—	30.5	(162.3)	4,857.4
	Cash flow statement
	Acquisition of intangible and tangible fixed assets	729.9	306.7	95.1	—	8.4	(28.9)	1,111.2

1)	The concepts of adjusted EBITDA and adjusted EBIT are defined above.
2)

Revenue in this segment is mainly generated through sales of services by Neoen S.A. to other entities of the Group (eliminated on consolidation, except for amounts invoiced to Group holdings that are not fully consolidated) but also through sales of services to third parties.

3)

The eliminations mainly concern the cancellation of invoices for services rendered by Neoen S.A to its project companies for the development, supervision and administrative management of the production assets as well as the capitalisation of development costs in accordance with IAS 38 “intangible assets”.

For additional information, the indicators below are broken down by location of consolidated entities:

	Revenue		Intangible assets and Property, Plant and Equipment
In millions of euros	FY 2023	FY 2022	FY 2023	FY 2022
Australia	207.3	217.8	2,553.8	2,064.6
France	152.6	120.5	1,239.9	1,069.2
Rest of the world	164.5	164.9	1,977.1	1,723.6

Total	524.4	503.2	5,770.8	4,857.4

NOTE 5. SALES

NOTE 5.1	REVENUE

Accounting principles

Revenue is recognised when each performance obligation is satisfied, i.e., when control of the good or service is transferred to the customer for the amount the Group expects to receive. Revenue is shown net of any discounts and rebates.

Revenue consist mainly of:

•	sales of electricity produced by the wind and photovoltaic power plants;

•	sales of electricity and services produced by storage units (frequency regulation, inertia or capacity reserve services and load shifting or arbitrage);

•	sales of green certificates proportional to production, in accordance with applicable regulation;

•	other supervision and administrative services.

Electricity sales and green certificates

The Group mainly distinguishes between contract revenue, which is predominantly long-term, and revenue from sales on the market.

Energy is sold:

•	either in accordance with the various contracts whose selling prices are set by decree or as part of calls for tender, or following bilateral negotiations;

•	or on the market.

Revenue is recognised based on the quantities produced and/or injected during the financial year. Revenue from the sale of green certificates is recognised upon physical delivery, i.e., on the date of transfer of ownership.

Breakdown of revenue

In millions of euros	Solar	Wind	Storage	Other	FY 2023	Solar	Wind	Storage	Other	FY 2022
Electricity	146.7	161.4	—	—	308.1	138.9	134.4	—	—	273.3
Green certificates	31.3	43.3	—	—	74.6	17.7	18.2	—	—	35.9

Energy sales under contract	178.0	204.7	—	—	382.7	156.5	152.7	—	—	309.2

Electricity	25.4	35.6	42.6	—	103.6	30.4	58.0	73.5	—	161.9
Green certificates	7.8	8.0	—	—	15.8	6.0	3.7	—	0.0	9.7

Energy sales in the market	33.2	43.5	42.6	0.0	119.4	36.3	61.7	73.5	0.0	171.5

Services rendered (1)	—	—	—	2.1	2.1	—	—	—	0.6	0.6
Other items (2)	2.5	3.0	14.5	0.2	20.2	1.2	2.3	18.1	0.3	21.9

Other revenue	2.5	3.0	14.5	2.3	22.3	1.2	2.3	18.1	0.9	22.5

Total revenue	213.7	251.2	57.1	2.3	524.4	194.1	216.6	91.6	0.9	503.2

1)	This mainly concerns administrative management, supervision and development services for non-group entities.
2)	Corresponds mainly to services provided to the network by the Australian batteries.

NOTE 5.2	TRADE RECEIVABLES

Accounting principles

Trade receivables

The Group mainly sells the electricity it produces under contracts subject to purchase obligations (the conditions of which are specified in decrees or tenders regulations) and a minority part, but growing one, under bilateral contracts with commercial counterparties It also sells electricity on the market for the uncontracted portion of its installed capacity.

Receivables recognised at the reporting date corresponded mainly to invoices not yet due for the sale of electricity and green certificates. In addition, there are contractual indemnities offsetting revenue losses due to delays in the commissioning of certain assets.

Given the quality of the signing parties to PPAs, the Group considers that the counterparty risk related to its trade receivables is negligible.

Impairment of trade receivables

IFRS 9 “financial Instruments” requires credit risk on financial assets to be taken into account on the basis of the “expected losses” principle, which implies recognising impairment losses on trade receivables that have not yet matured.

At December 31, 2023, the Group carried out a review, based on the quality and the solvency of the customers of its portfolio of trade receivables. Given the nature of its activities and its customers, no particular “expected loss” has been identified considering the nature of the receivables in the portfolio.

Breakdown of trade receivables

In millions of euros	31.12.2023	31.12.2022
Trade receivables (net value) - start of period	106.6	81.6

Change of activity	14.2	25.9
Scope change	(1.9)	(1.7)
Reclassifications and others	(1.2)	(0.3)
Effect of exchange rate changes	(2.5)	1.1

Trade receivables (net value) - end of period	115.2	106.6

There were no material overdue trade receivables at December 31, 2023 or December 31, 2022.

NOTE 6. PURCHASES AND INVENTORIES

NOTE 6.1	PURCHASES NET OF CHANGES IN INVENTORIES

Purchases of goods and changes in inventories during the financial year 2023 mainly consist of:

•	purchases for €(4.5) million;

•	changes in inventories of green certificates generated by power plants in Australia, in Finland and Mexico for €(0.4) million.

In 2022, this item included purchases of €(3.9) million, and changes in inventories of green certificates of €1.7 million.

NOTE 6.2	INVENTORIES

Accounting principles

In certain regions, solar and wind power plants generate green certificates at the rate of their production which, for the portion exceeding the commitments provided for in their Power Purchase Agreement with their counterparties, are intended to be sold on the market.

These green certificates are recognised in inventories in accordance with the principles set out in IAS 2 “inventories”, until they are physically transferred to external counterparties, in the months following their production, for sales on OTC markets, or as part of forward sales (mainly in Australia). This physical transfer triggers recognition of the associated proceeds as revenue.

The Clean Energy Certificates (CELs) are recognised under “Purchases net of changes in inventories” in the income statement and under “Inventories” in the balance sheet.

Inventories details

Inventories amount to €9.8 million as of December 31, 2023, compared to €10.6 million at December 31, 2022. They mainly include inventories of green certificates in Australia, in Finland and Mexico.

NOTE 6.3	EXTERNAL EXPENSES

In millions of euros	FY 2023	FY 2022
Maintenance and repair expenses	(49.6)	(35.9)
Other external expenses	(73.0)	(75.8)

Total of external expenses	(122.6)	(111.7)

Maintenance and repair expenses mainly correspond to maintenance costs of the plants in operation.

Other external expenses mainly include:

•	operating expenses for power plants in operation (network connection costs, costs associated with managing network frequency and operating insurance);

•	electricity purchases through dedicated storage facilities;

•	structural costs (fees, consulting, subcontracting, IT, insurance);

•	non-capitalised development costs because they do not meet the capitalisation criteria laid down by IAS 38 “intangible assets”.

The increase in external expenses is mainly due to the growth of the Group’s activities.

NOTE 6.4	TRADE PAYABLES

In millions of euros	31.12.2023	31.12.2022
Payables	58.0	60.3
Fixed asset suppliers	328.7	182.1

Total trade payables - end of the period	386.6	242.4

Fixed asset suppliers include mainly liabilities relating to the construction of power plants. The change of +€146.6 million mainly corresponds to an increase of +€133.5 million in Australia, +€19.0 million in France and +€9.4 million in Portugal, partially offset by a decrease of –€17.0 million in Finland, related to the construction schedules for solar and wind power plants and dedicated storage facilities.

NOTE 7. EMPLOYEE EXPENSES AND BENEFITS

NOTE 7.1	PAYROLL COSTS

Accounting principles

Payroll costs

Payroll costs allocated to project development are recognised as assets when the projects meet the capitalisation criteria laid down by IAS 38 “intangible assets”. The Group considers that these criteria are met when a project enters the development portfolio, i.e., when the contractual elements and technical studies indicate that the feasibility of a project is likely (most often at the early stage). Other payroll costs are included as expenses in the income statement.

Post-employment benefits

Employee benefits include defined contribution plans and defined benefit plans.

Defined contribution plans are post-employment plans under which the Group has no obligation beyond the payment of contributions to various social security organisations.

Contributions payable to a defined contribution plan are recognised as an expense when the related service is rendered.

Defined benefit plans guarantee employees additional benefits such as retirement indemnities. These guaranteed additional benefits represent an obligation for the Group which is quantified. The liability is calculated by estimating the amount of benefits that employees will have accrued in exchange for services rendered during the current and prior years.

Payroll costs

In 2023, payroll costs amounted to €(24.9) million compared with €(23.6) million in 2022. The increase in personnel costs is mainly due to the increase in the number of employees.

Given the average age of the Group’s workforce, no liability has been recognised for defined benefit plans, the provision not being material at the closing date.

NOTE 7.2	EXECUTIVE COMPENSATION

The directors represent the members of the Group’s Management Committee.

In millions of euros	FY 2023	FY 2022
Short-term employee benefits	3.6	3.0
Share-based payments	3.1	3.1

Total executive compensation	6.8	6.0

NOTE 7.3	SHARE-BASED PAYMENTS

Accounting principles

In accordance with IFRS 2 “share-based payments”, the fair value of stock options and free share grants is determined using methods appropriate to their characteristics. For equity-settled plans, the fair value is determined at the grant date.

Stock options, which are not subject to share price performance conditions, are valued using the Black and Scholes model. The fair value of stock options at the grant date is recognised as an expense over the option vesting period, based on the probability of the options being exercised before their expiry date, with a corresponding increase in consolidated reserves.

The amount recognised as an expense is adjusted to reflect the number of rights for which it is estimated that the service and non-market performance conditions will be met, so that the amount ultimately recognised is based on the actual number of rights that meet the service and non-market performance conditions at the vesting date.

For share-based payment rights with other conditions, the fair value measurement at the grant date reflects these conditions and differences between the estimate and the realisation do not give rise to any subsequent adjustment.

The fair value of bonus share plans is based on the share price on the grant date (for plans prior to the Company’s listing, the fair value was estimated on the basis of the last capital increase) and takes into account the prospects for dividend payments over the vesting period. The expense is spread over the vesting period and offset against consolidated reserves.

At each reporting date, the Group assesses the probability of beneficiaries losing rights to options or bonus shares before the end of the vesting period. Where applicable, the impact of the revision of these estimates is recognised in the income statement with a corresponding change in consolidated reserves.

Composition of the share subscription plans

	2018 Plan	2018 Plan		TOTAL
Date of General Shareholders’ meeting	29/05/2018	04/07/2018
Date of the Chairman’s decision	30/05/2018	05/07/2018
Total number of shares that can be subscribed or purchased	45,000	65,000
Start of option exercise period	31/05/2021	06/10/2020
End of option exercise period	30/05/2023	05/07/2023
Subscription or purchase price	10.00	€10.00	€
Adjusted subscription or purchase price following the capital increase of April 9, 2021 (1)	9.25	€9.25	€
Adjusted subscription or purchase price following the capital increase of March 29, 2023 (2)	8.50	€8.50	€
Number of options

Existing at January 1st, 2022	27,025	33,835		60,860

Notified	—	—		—
Cancelled	—	—		—
Exercised	11,215	23,025		34,240

Existing at January 1st, 2023	15,810	10,810		26,620

Notified	—	—		—
Cancelled	5,881	—		5,881
Exercised	11,321	11,674		22,995
Adjustment following the capital increase of March 29, 2023 (2)	1,392	864		2,256

Existing at December 31, 2023	—	—		—

To assess the fair value of these plans, the Group used the Black & Scholes model with the following assumptions:

•	a volatility rate of 23% since the May 30, 2018 plan versus 18% previously (taking into account the volatility of comparable companies);

•	a risk-free interest rate corresponding to the 5-year French government bond (OAT) yield on the allocation date;

•	average maturity of the 1-year plans beyond the vesting period.

Composition of the free share allocation plans

	2019 Plan	2020 Plan	2021 Plan	2022 Plan	2023 Plan	TOTAL
Date of General Shareholders’ meeting	02/10/2018	26/05/2020	26/05/2020	25/05/2021	25/05/2021
Date of the decision to allocate by the Chairman/Board of Directors	10/07/2019	02/07/2020	10/03/2021	14/03/2022	28/02/2023
Total number of free shares allocated	297,000	140,000	272,302	164,046	221,766
Shares vesting date	11/07/2022	03/07/2023	11/03/2024	14/03/2025	28/02/2026
End of holding period	—	—	—	—
Total number of free shares allocated

Existing at January 1st, 2022	295,445	145,948	285,252	—	—	726,645

Notified	—	—	—	164,046	—	164,046
Cancelled	2,703	30,657	5,946	—	—	39,306
Definitively allocated	292,742	—	—	—	—	292,742

Existing at January 1st, 2023	—	115,291	279,306	164,046	—	558,643

Notified	—	—	—	—	221,766	221,766
Cancelled	—	—	8,922	4,986	9,130	23,038
Definitively allocated	—	125,443	—	—	—	125,443
Adjustment following the capital increase of March 29, 2023 (2)	—	10,152	24,596	14,234	19,536	68,518

Existing at December 31, 2023	—	—	294,980	173,294	232,172	700,446

1)

Following the capital increase with preferential subscription rights carried out on April 9, 2021, and in accordance with the applicable legal provisions and the stipulations of the free share and stock option plans, the Chairman and Chief Executive Officer, acting on a delegation of authority from the Board of Directors, adjusted the rights of beneficiaries of free shares and stock options (coefficient of 1.081).

2)

Following the capital increase with preferential subscription rights carried out on March 29, 2023, and in accordance with the applicable legal provisions and the stipulations of the free share and stock option plans, the Chairman and Chief Executive Officer, acting on a delegation of authority from the Board of Directors, adjusted the rights of beneficiaries of free shares and stock options (coefficient of 1.088).

The expense related to the allocation of free shares and options amounts to €(4.2) million for the financial year 2023, compared to €(3.8) million during the financial year 2022.

NOTE 8. TAXES, DUTIES AND SIMILAR PAYMENTS

In accordance with IFRIC 21, the Group recognises tax as soon as it becomes payable. The expense associated with taxes, duties and similar payments amounts to €(13.7) million in 2023 compared to €(10.0) million in 2022.

NOTE 9. OTHER CURRENT OPERATING INCOME AND EXPENSES

Accounting principles

Other current operating income and expenses mainly comprise:

•

the change in the fair value of energy derivative financial instruments not qualifying as hedging instruments, in respect of Corporate Power Purchase Agreements (CPPA) entered into to hedge the economic risk associated with changes in electricity prices and related to the production of certain power plants;

•

capital gains on the sale of projects or assets in the portfolio, as part of the farm-down activity. These capital gains correspond to the proceeds of the sale less the book value of the net assets of the entities sold and the sale costs. Any additional consideration to be received in cash in the future is recognised in this item at its fair value at the date of sale and is revalued at each balance sheet date until it is paid or derecognised. When the Group retains a minority interest in the project entity, the revaluation at fair value of the retained interest is also included in this item;

•

contractual compensation for loss of revenue resulting from delays in the commissioning of certain power plants by the contractors responsible for their construction, as well as penalties resulting from delays in the commissioning of power plants or in the start of power purchase agreement concluded by the Group’s power plants.

Other current operating income and expenses

In millions of euros	FY 2023	FY 2022
Change in fair value of energy derivative financial instruments	88.6	2.8
Farm-down	48.6	16.4
Other current operating income	66.3	40.9
Other current operating expenses	(2.6)	(3.4)

Other current operating income and expenses	200.8	56.8

The change in the fair value of energy derivative financial instruments relates to the Corporate Power Purchase Agreements (“CPPAs”) not classified as hedges, entered into to economically hedge the risk associated with fluctuations in electricity prices in Finland for €42.9 million (compared to €(42.9) million in 2022), in Australia for €34.1 million (compared to €45.7 million in 2022), in France for €7.3 million (new contracts) and in Sweden for €4.2 million (new contracts).

The farm-down proceeds recognised in 2023 correspond to the sale of 100% of the Cabrela solar power plant in Portugal for net proceeds of €27.3 million, of four solar power plants in operation in France for net proceeds of €16.8 million, and the sale of the Goorambat solar power plant project under development in Australia for net proceeds of €4.4 million. In 2022, farm-down proceeds mainly corresponded to the sale of 95% of the Saint-Sauvant wind farm in France, for net proceeds of €15.2 million and a €1.2 million revaluation of the 5% share retained.

Other current operating income recognised during the 2023 financial year corresponds mainly to €54.0 million in contractual compensation for loss of revenue resulting from delays in the commissioning of certain power plants, caused by the EPC contractors responsible for their construction. In addition, €6.5 million was recognised in insurance compensation for loss of revenue. In 2022, other current operating income consisted of contractual compensation for loss of revenue resulting from delays in the commissioning of certain power plants by the EPC contractors responsible for their construction, amounting to €25.9 million, and a partial exemption of penalties historically recognised in respect of electricity sales contracts, amounting to €12.1 million.

NOTE 10. NON-CURRENT OPERATING ITEMS

Accounting principles

Other non-current operating income and expenses include non-current transactions of significant amounts that, due to their nature or unusual nature, may affect the clarity of the performance of the Group’s ordinary operating activities. This may include:

•	capital gains and losses on disposals, excluding farm-down operations;

•	significant and unusual impairment of non-current assets, whether tangible or intangible;

•	certain significant expenses related to restructuring operations or unusual transactions;

•	other operating income and expenses such as a provision or penalty for a dispute of significant materiality;

•	acquisition costs linked to changes in scope (see notes 3.3 and 12.1).

Composition of non-current operating items

In millions of euros	FY 2023	FY 2022
Prior period development costs	(6.8)	(4.0)
Gains and losses on disposal of assets	(1.6)	0.1
Other non-current income	0.3	0.0
Other non-current expenses	(0.4)	0.0

Other non-current operating income and expenses	(8.5)	(3.8)

Impairment of capitalised development costs	(4.9)	(15.7)
Other asset impairments	(12.1)	(13.1)
Reversals of impairment of capitalised development costs	4.8	1.6
Reversals of impairment losses on property, plant and equipment and intangible assets	1.9	—

Impairment of non-current assets	(10.5)	(27.3)

Other non-current operating income and expenses

Capitalised development costs for which the Group considers that the criteria for capitalisation set out in IAS 38 “intangible assets” are no longer met, as a result of external events beyond its control, are recognised in other non-current operating expenses for the financial year.

Impairment of non-current assets

In 2023, impairment of capitalised development costs mainly concerns projects in Guatemala, Ireland, Australia and France. In 2022, impairment of capitalised development costs mainly corresponded to the impairment loss related to the Metoro power plant in Mozambique for €(8.8) million (see note 1.3) and to an integrated project in Australia, which became less competitive due to the completion of another project in the same geographical area, for €(2.5) million.

Other asset impairments in 2023 corresponds to the impairments recognised on the El Llano power plant in Mexico for €(8.2) million and on the Degrussa power plant in Australia for €(3.9) million, compared with €(11.1) million in 2022 which corresponded to the impairment recognised on the Metoro power plant in Mozambique (please refer to note 1.3).

Reversals of impairment losses on capitalised development costs mainly relate to abandoned projects by the Group.

In 2023, reversals of impairment losses on property, plant and equipment and intangible assets correspond to a reversal of impairment losses on a tangible asset sold in the United States.

NOTE 11. TAXES

Accounting principles

Income taxes

Income taxes include current and deferred tax expense (income), calculated in accordance with the tax laws of the countries where the income is taxable. Current and deferred taxes are generally recognised in profit or loss, in other comprehensive income (loss) or in equity symmetrically with the underlying transaction.

Current tax expense (income) is the estimated amount of tax due on the taxable income for the period, determined using tax rates adopted at the reporting date. Deferred tax arises from temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, no deferred tax is recognised for:

•	taxable temporary differences arising from the initial recognition of goodwill;

•

temporary differences arising from the initial recognition of an asset or liability in a transaction that is not a business combination and affects neither accounting profit nor taxable profit (tax loss) at the transaction date;

•

temporary differences arising from investments in subsidiaries, joint ventures and associates when the Group controls the date on which the temporary differences reverse and it is probable that these differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates expected in the financial year in which the asset will be realised or the liability settled and that have been adopted at the reporting date. In the event of a change in tax rate, deferred taxes are adjusted to the new prevailing rate and the adjustment is charged to the income statement unless it relates to an underlying asset, the changes in which are charged in other comprehensive income, in particular in respect of the fair value accounting of hedging instruments, or in equity.

Deferred taxes are reviewed at each reporting date to take into account changes in tax legislation and prospects of recovering deductible temporary differences. A deferred tax asset is recognised systematically to the extent of the reversal of taxable temporary differences. Beyond that, it is recognised only to the extent that it is probable that the Group will have future taxable profits against which it can be offset. In determining the conditions for the use of its deferred tax assets, the Group relies on long-term business plans established for each of its projects in operation and under construction, which are reviewed as soon as indications of impairment appear and at least annually.

The Group currently has no significant tax uncertainties within the scope of IFRIC 23 “uncertainty about tax treatments”.

Other tax and duties

For the financial years presented, the Group has recognised the CFE in recurring operating income under “Duties, taxes and similar payments” and considered that the CVAE base was within the scope of application of IAS 12 “income taxes”.

NOTE 11.1	INCOME TAX

Income tax expense breaks down as follows:

In millions of euros	FY 2023	FY 2022
Profit before tax	211.6	78.3

Income tax	(64.2)	(32.6)

Current tax	(22.2)	(22.6)
Deferred tax	(41.9)	(10.0)

Effective tax rate	30.3%	41.6%

The tax charge amounts to €(64.2) million in 2023 compared with €(32.6) million in 2022, in line with the growth in profit before tax. The effective tax rate is 30.3% in 2023, compared with 41.6% in 2022.

Current tax is stable at €(22.2) million in 2023, compared with €(22.6) million in 2022. It is composed of:

•	€(17.7) million in corporate income tax in 2023 compared with €(16.2) million in 2022;

•	€(3.9) million of withholding taxes in 2023, used as tax credits for €3.4 million, compared with €(5.5) million in 2022, used as tax credits for €4.8 million;

•	€(0.6) million in corporate value added contribution (CVAE) in 2023, compared with €(0.9) million in 2022.

The difference between the effective tax charge and the theoretical tax charge breaks down as follows:

In millions of euros	FY 2023	FY 2022
Profit before tax	211.6	78.3
Tax rate applicable to the parent company	25.0%	25.0%

Theoretical tax charge	(52.9)	(19.6)
Tax rate differences	0.9	(4.6)
Permanent differences	(1.0)	(1.1)
Tax without base	(0.8)	(2.3)
Change in tax assets (of which tax on loss carryforwards)	(8.7)	(5.5)
Tax losses generated during the period for which deferred tax assets have not been recognised	(2.3)	(2.0)
Imputation of previous deficits for which deferred tax assets have not been recognised	0.5	2.6
Others	0.2	(0.2)

Effective tax charge	(64.2)	(32.6)

In 2023, the €(11.3) million difference between the theoretical tax charge of €(52.9) million and the actual tax charge of €(64.2) million is mainly due to:

•	permanent differences of €(1.0) million net, consisting mainly of the following three items:

•	the impact of farm-down operations for €10.5 million, mainly due to the application of long-term capital gains schemes;

•	the impact of changes in exchange rates and hyperinflation in Argentina and Mexico for €(7.1) million, not giving rise to tax savings;

•	the impact of expenses incurred in connection with the application of IFRS 2 “share-based payments” for €(1.0) million;

•	taxes without base for €(0.8) million, corresponding mainly to the tax on business value added (CVAE) and withholding taxes that cannot be used as tax credits;

•

the impact of the impairment of assets affecting the El Llano power plant, for which no tax savings were recognised, as well as total (Mexico) and partial (Argentina) limitations of deferred tax assets, for €(8.7) million;

•

earnings outlook and time limitations in the use of tax losses for certain regions, which led the Group to write down or not recognise deferred tax assets in respect of certain tax losses, for a net amount of €(1.8) million;

•	differences between the tax rate of the parent company and the tax rate of foreign subsidiaries for €0.9 million.

In 2022, the €13.0 million difference between the theoretical tax charge of €(19.6) million and the actual tax charge of €(32.6) million in 2022 was mainly due to:

•	differences between the tax rate of the parent company and the tax rate of foreign subsidiaries for €(4.6) million;

•	permanent differences for €(1.1) million. They mainly included:

•	the impact of farm-down operations (€1.4 million) corresponding to the consolidated gain on the sale of the Saint-Sauvant power plant;

•	the impact of expenses incurred in connection with the application of IFRS 2 “share-based payments” for €(1.6) million;

•	the impact of expenses not giving rise to tax savings in several regions for a total of €1.8 million;

•	taxes without base in the amount of €(2.3) million, corresponding mainly to the corporate value added contribution (CVAE) and withholding taxes that cannot be used as a tax credit;

•	the impact of the impairment of the Metoro solar power plant in Mozambique for €(5.8) million;

•

earnings outlook and time limitations in the use of tax losses for certain regions, which led the Group to write down or not recognise deferred tax assets in respect of certain tax losses, for €(1.8) million;

•	the use of previously unrecognised deficits of €2.6 million, mainly in Mexico.

NOTE 11.2	DEFERRED TAXES

Deferred tax assets and liabilities recorded in the balance sheet arise from:

In millions of euros	31.12.2023	31.12.2022
Intangible assets and property, plant and equipment	(387.1)	(262.9)
Financial instruments	(81.8)	(81.0)
Tax loss carryforwards and unused tax credits	196.7	112.3
Lease liabilities	78.3	66.0
Dismantling provisions	39.5	30.3
Others	6.1	(1.9)

Net deferred taxes	(148.1)	(137.2)

Deferred tax assets	77.9	56.8
Deferred tax liabilities	226.0	194.0

The change in deferred tax assets on intangible assets and property, plant and equipment is mainly due to the difference between the tax depreciation period and the accounting depreciation period of certain fixed assets.

The change of +€84.4 million in deferred taxes on tax loss carryforwards and unused tax credits is mainly due to:

•	the recognition of new deferred tax assets amounting to €98.2 million, mainly in Australia;

•	consumption of deficits for €(13.8) million mainly in Australia for €(8.6) million and in France for €(5.2) million.

The amount of unrecognised ordinary tax losses as of December 31, 2023 is €6.1 million, corresponding to a deferred tax asset of €1.2 million.

The change in deferred taxes breaks down as follows:

In millions of euros	Deferred tax assets	Deferred tax liabilities	Total
Net deferred tax - start of the period	56.8	194.0	(137.2)

Recognised in net income	95.8	137.7	(41.9)
Recognised in other items of comprehensive income	11.2	(17.3)	28.5
Effect of changes in consolidation scope	(2.1)	(4.6)	2.5
Offsetting of deferred taxes	(83.8)	(83.8)	0.0

Net deferred tax - end of the period	77.9	226.0	(148.1)

NOTE 12. GOODWILL, INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

NOTE 12.1	GOODWILL

Accounting principles

Goodwill

Refer to note 3.1 “accounting principles”.

Impairment

Refer to accounting principles in note 13 “impairment of goodwill and fixed assets”.

The goodwill presented relates to the acquisition in 2019 of Irish wind power plants in operation.

NOTE 12.2	INTANGIBLE ASSETS

Accounting principles

The main intangible assets recognised by the Group relate to project development. Projects are capitalised in accordance with IAS 38 “intangible assets”. Direct and indirect, external or internal development costs are capitalised as soon as the criteria for capitalisation are met. These capitalisation criteria are as follows:

•	the technical feasibility of the project;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use the intangible asset;

•	the probability of generating future economic benefits;

•	the availability of technical and financial resources to complete the development of the project;

•	the ability to reliably measure expenses attributable to the asset during its development.

The Group considers that these criteria are met when a project enters the development portfolio, i.e. when the contractual elements and technical studies indicate that the feasibility of a project is likely (most often at the early stage). When the conditions for recognition of an internally generated asset are not met, project development expenses are expensed in the period in which they are incurred. The expenses associated with these projects cease to be capitalised upon industrial commissioning. As soon as the Group considers that the probability of success is reduced due to unusual external factors, development-related expenses are written down and recorded under “impairment of non-current assets”. When a project is abandoned, the development expenses related to this project are expensed within “other non-recurring operating income and expenses” (see note 10).

The Group distinguishes between “Studies” and “Operation” development costs depending on the state of progress of the project at the end of the year. The term “Operation” covers the construction and operation phases of power plants. Amortisation is calculated from the commissioning of the asset on a straight-line basis over the useful life of the underlying asset. Other intangible assets are amortised on a straight-line basis according to their estimated useful life.

The main categories of intangible assets and their amortisation period used by the Group are as follows:

•	software: 1 to 3 years;

•	development costs: 6 to 30 years, in line with the estimated useful life of power plants and storage facilities.

Changes in intangible assets

	In millions of euros	Capitalised development costs - Operation	Capitalised development costs - Studies (3)	Other intangible assets	Total
	As of December 31st, 2022	131.4	95.1	106.0	332.5

Gross amounts	Acquisitions (1)	13.7	56.2	1.6	71.5
	Disposals and scrapping (2)	(5.7)	(11.1)	—	(16.8)
	Changes in consolidation scope	—	0.0	2.8	2.8
	Impact of fluctuation in foreign exchange rates	(2.0)	(1.9)	(2.6)	(6.4)
	Reclassifications and others	4.5	(0.2)	3.4	7.7

	As of December 31st, 2023	141.9	138.1	111.3	391.3

	As of December 31st, 2022	(23.3)	(9.1)	(9.5)	(42.0)

Amortisation and impairment	Charge for amortisation	(3.1)	(0.1)	(3.1)	(6.3)
	Impairment loss (4)	—	(4.9)	—	(4.9)
	Reversal of impairment loss	0.1	4.6	—	4.8
	Disposals and scrapping (2)	3.6	—	—	3.6
	Changes in consolidation scope	—	—	—	—
	Impact of fluctuation in foreign exchange rates	0.2	0.2	0.4	0.8
	Reclassifications and others	(0.2)	0.2	0.0	0.0

	As of December 31st, 2023	(22.7)	(9.1)	(12.2)	(44.0)

Net amounts	As of December 31st, 2022	108.1	85.9	96.5	290.5

	As of December 31st, 2023	119.2	129.1	99.1	347.3

1)

In 2023, the Group capitalised expenses directly attributable to project development in the amount of €70.0 million. These investments mainly concern projects located in Australia, France, Finland, Italy, Ireland, Sweden, Canada, Portugal and Mexico.

2)

Corresponds to scrapping generated by the end of operations at the Degrussa power plant in Australia, as well as scrapping related to projects abandoned or sold during the period as part of the farm-down activity.

3)

At December 31, 2023, “Capitalised development costs - Studies” amounted to €129.1 million in net value, and included €20.6 million in capitalised expenses relating to projects for which the tariff is secured.

4)	Other impairments mainly relate to projects in Guatemala, Ireland and Australia.

NOTE 12.3	PROPERTY, PLANT AND EQUIPMENT

Accounting principles

Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost in accordance with IAS 16 “property, plant and equipment”. Property, plant and equipment acquired through business combinations are measured at fair value. The cost of an item of property, plant and equipment includes, where applicable, the estimate of the costs relating to the dismantling and rehabilitation of the site on which it is located, based on the obligation incurred by the Group.

The costs of borrowings used to finance the qualified assets (power plants) until commissioning are included in the initial cost of fixed assets.

Depreciation is calculated from the date the asset is brought into service and expensed over the estimated useful life, using the straight-line method and on the following bases:

•	power plants: 30 years;

•	power storage plants: 10 to 20 years;

•	fixtures and fittings: 3 to 10 years;

•	office equipment and furniture, computers: 3 to 4 years;

The depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if necessary.

Production assets in progress correspond mainly to power plants under construction.

Leases

The Group leases land for its power generation facilities and office space for its administrative activities:

•

Land leases generally cover a period of 18 to 99 years, some of which include an option for renewal by the Group. The terms used by the Group include renewal periods to the extent that the Group believes that it is reasonably certain that the renewal clauses will be exercised (given the strategic nature of the locations in question).

•	The term of office leases is between 1 and 10 years.

The Group recognises a right-of-use asset and a lease liability at the beginning of the lease:

•

the right-of-use asset is initially measured at the cost, which includes the initial amount of lease liability adjusted for lease payments made on or before the date of commissioning, plus any marginal direct costs incurred, less lease incentive premiums received;

•

the asset related to the rights of use is then depreciated using the straight-line method from the effective date of the contract until the end date of the contract. In addition, the value of the asset related to the rights of use is adjusted to take account of certain revaluations of the lease liability and, where applicable, reduced in the event of impairment, in accordance with IAS 36 “impairment of assets”;

•

the lease liability is initially measured at the present value of lease payments that have not yet been made, discounted using the lessee’s incremental borrowing rate (the interest rate that the lessee would have to pay to borrow, for a similar term and with a similar guarantee, the funds necessary to obtain a property of similar value to the asset under the right of use in a similar economic environment).

The lease liability is revalued in the event of a change in future rental income resulting from a change in index or rate or if the Group changes its assessment as to whether to exercise an extension or termination option.

When the lease liability is revalued, an adjustment is made to the carrying amount of the right-of-use asset or is recorded in income if the amount of the right-of-the use asset has been reduced to zero.

Short-term leases and low-value asset leases

The Group has elected not to recognise right-of-use assets or lease liabilities for short-term leases with a term of twelve months or less, or low-value asset leases. The Group recognises the lease payments related to these leases as expenses.

Impairment of assets retained under the right of use

Refer to accounting principles in note 13.

	In millions of euros	Production assets	Production assets in progress	Lease rights of use (4)	Other property, plant and equipment	Total
	As of December 31st, 2022	3,821.2	1,080.1	271.2	43.7	5,216.2

Gross amounts	Acquisitions (1)	(0.0)	1,114.1	—	14.7	1,128.8
	Disposals and scrapping	—	(3.6)	(0.5)	(0.0)	(4.1)
	Changes in consolidation scope (2)	(51.4)	0.0	(3.1)	0.0	(54.5)
	Impact of fluctuation in foreign exchange rates	(94.0)	(51.0)	(3.1)	(1.5)	(149.5)
	Reclassifications and others (3)	198.4	(212.1)	61.1	0.4	47.8

	As of December 31st, 2023	3,874.2	1,927.6	325.6	57.4	6,184.7

Amortisation and impairment	As of December 31st, 2022	(612.0)	(13.8)	(20.2)	(3.2)	(649.2)

	Charge of amortisation	(158.1)	0.0	(10.2)	(1.3)	(169.6)
	Impairment loss	(8.2)	1.9	—	—	(6.4)
	Disposals and scrapping	—	—	0.3	0.0	0.3
	Changes in consolidation scope (2)	34.5	—	0.9	(0.0)	35.4
	Impact of fluctuation in foreign exchange rates	16.8	0.3	0.3	0.1	17.5
	Reclassifications and others (3)	(0.0)	10.7	0.0	0.0	10.7

	As of December 31st, 2023	(727.0)	(1.0)	(28.9)	(4.4)	(761.3)

Net amounts	As of December 31st, 2022	3,209.2	1,066.2	250.9	40.5	4,566.9

	As of December 31st, 2023	3,147.2	1,926.6	296.7	53.0	5,423.5

Change in property, plant and equipment

1)	Acquisitions over the financial year correspond to plants under construction, or in pre-construction, including:

•

in Australia: €633.5 million, mainly comprised of Goyder 1A (€177.2 million), Goyder 1B (€136.3 million), Blyth (€81.4 million), Western Downs Storage (€80.6 million), Collie Battery (€70.0 million), Culcairn (€30.7 million), Western Downs (€24.1 million), Capital Battery (€13.3 million) and Mont Hopeful (€10.3 million) power plants;

•

in Europe–Africa: €421.9 million, mainly attributable to the Rio Maior (€98.9 million) and the Torre Bela (€35.7 million) power plants in Portugal, the solar and wind power plants in France (for €129.6 million and €36.1 million respectively), the Storbrännkullen (€38.4 million), Storen Power Reserve (€18.5 million) and Hultsfred (€10.7 million) power plants in Sweden, and the Björkliden (€28.3 million) wind power plant in Finland;

•	in the Americas: €73.8 million, mainly attributable to the Fox Coulee solar power plant in Canada (€70.3 million)
2)	The changes in the scope of consolidation correspond to:
•	the farm-down of four wind power plants in France for a total impact of €(30.5) million on net production assets and a net impact of €(2.6) million on rights of use;
•	the acquisition of wind power plants in operation in France for a total impact of €13.6 million on net production assets and a net impact of €0.4 million on rights of use.
3)

Reclassifications and others on production assets include €(26.2) million related to the reclassification of Metoro power plant property, plant and equipment as assets held for sale and €26.4 million related to decommissioning assets of newly commissioned power plants. Reclassifications and other reclassifications on rights of use (€61.1 million) mainly correspond to new leases entered into fixed assets according to IFRS 16 “lease contracts”, as well as extension or indexing of leases in progress.

4)

This mainly concerns rights of use on land (for power plants under construction and in operation), for an amount of €282.6 million, as well as rights of use relating to offices, for an amount of €14.1 million.

NOTE 13. IMPAIRMENT OF GOODWILL AND FIXED ASSETS

Accounting principles

In accordance with IAS 36 “impairment of assets”, at the end of each reporting period, the Group reviews the financial information for indications of impairment of intangible assets and property, plant and equipment. If such evidence exists, the Group performs an impairment test to assess whether the net carrying amount of the asset exceeds its recoverable amount, defined as the higher of fair value less costs to sell and value in use.

In addition, for intangible assets with indefinite useful lives (goodwill) and fixed assets in progress, an impairment test is carried out annually whether or not there is an indication of impairment.

Most of the fixed assets on the balance sheet relate to production assets (plants under development, under construction or in operation). These assets, which have a determined useful duration, are tested for impairment whenever impairment indicators appear.

In the Group’s business, only projects with sufficient profitability at the outset are built and operated. To the extent that, without production incidents, the resources generated by the project are predictable, with the exception of those associated with the volumes of electricity sold on the spot markets, the risk of not generating the expected level of cash flow is relatively low.

The value in use of an asset is measured by discounting the future cash flows generated by the asset. Assets that do not generate largely independent cash flows are grouped with other assets to form Cash Generating Units (CGUs). The Group has identified each project as a CGU.

The data used to implement the tests using the discounted cash flow method are derived from the project’s business plans covering the term of the power sales contracts, and a sales period on the markets running from the end of the sales contracts until the end of the useful life of the underlying assets. The underlying assumptions are systematically updated at the date when the test is performed.

Impairment of assets

Given the technical difficulties encountered by the El Llano solar power plant in Mexico, which necessitated the replacement of its transformer by the EPC contractor in the fourth quarter of 2023, an impairment test was carried out at the year-end. This resulted in the recognition of an impairment loss of US$(8.9) million, or €(8.2) million.

A change of +1% in the cost of equity would have an impact of –US$11.9 million on the valuation of the El Llano plant, i.e. –€11.0 million.

In 2022, the Group recognised an impairment loss on all of the development costs and on part of the property, plant and equipment of the Metoro solar power plant in Mozambique, amounting to €(8.8) million and €(11.1) million respectively (refer to note 1.3). In July 2023, the Group received a binding offer for the sale of the plant, and on December 20, 2023 entered into a share purchase agreement. This had no significant impact on the impairment loss recognised in 2022, which remained unchanged.

There is no other indication of impairment requiring additional impairment tests on property, plant and equipment in the Group’s balance sheet at the date of publication of its consolidated financial statements.

NOTE 14. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Changes in investments in associates and joint ventures are as follows:

In millions of euros	31.12.2023	31.12.2022
Total investments in associates and joint ventures - start of the period	24.4	16.6

Dividends paid	(0.5)	(0.7)
Impact of changes in consolidation scope	0.1	7.2
Share of net income of associates	0.0	0.5
Change in fair value of interest rate derivatives	(4.9)	0.8
Reclassifications and others	(3.5)	(0.0)

Total investments in associates and joint ventures - end of the period	15.6	24.4

The investments in associated companies correspond to the Group’s holdings in Seixal in Portugal and in Storbötet Vind AB and Pk Lumivaara Oy (investment acquired in 2022), in Finland.

NOTE 15. OTHER NON-CURRENT FINANCIAL ASSETS

Accounting principles

Other non-current financial assets consist of security deposits related to financing contracts, term deposits, loans and non-consolidated securities.

Other non-current financial assets are classified and measured as follows:

•	security deposits and term deposits are carried at amortised cost;

•	non-consolidated securities are recognised at fair value in accordance with IFRS 9 “financial instruments”.

Composition of other non-current financial assets

In millions of euros	31.12.2023	31.12.2022
Security deposits	80.5	79.0
Non-consolidated securities	5.1	5.0
Loans due in more than one year	89.4	15.9

Total other non-current financial assets	175.0	99.9

Security deposits correspond mainly to:

•	the financing reserve accounts set up in connection with project financing relating to production assets (Debt Service Reserve Account or DSRA);

•	deposits made in response to calls for tenders.

The non-consolidated shares correspond to the minority interests in the Cestas solar power plant and, following the farm-down operations of 2021 and 2022, in the Le Berger, Les Beaux Monts and Saint-Sauvant wind farms.

In 2023, the increase in loans due in more than one year is mainly due to shareholder advances made to companies consolidated using the equity method, notably in Finland.

NOTE 16. OTHER CURRENT ASSETS

In millions of euros	31.12.2023	31.12.2022
Tax and employee-related receivables	68.6	65.8
Prepaid expenses	8.1	9.8
Trade accounts payable in debit and other debtors	39.2	32.3

Total other current assets	115.9	108.0

Tax and social security receivables consist mainly of VAT credits pending recovery associated with the construction of power plants.

Trade accounts payable in debit and other debtors consist mainly of advance payments made to suppliers in connection with the construction of power plants.

NOTE 17. CASH AND CASH EQUIVALENTS

Accounting principles

Cash includes cash and cash equivalents as well as short-term investments that are considered to be highly liquid, easily convertible into a known amount of cash and that are subject to an insignificant risk of change in value in light of the criteria provided for by IAS 7 “cash flows statements”.

Overdrafts are excluded from the notion of cash and cash equivalents and are recognised as current financial liabilities.

Cash and cash equivalents

In millions of euros	31.12.2023	31.12.2022
Cash	707.2	582.2
Cash equivalents	66.6	40.6

Total cash and cash equivalents	773.7	622.8

Cash and cash equivalents amounted to €773.7 million as of December 31, 2023, compared to €622.8 million as of December 31, 2022, a change of +€150.9 million, and mainly corresponds to cash and cash equivalents:

•	held by Neoen S.A. for €383.7 million, with a change in 2023 of +€136.9 million that is mainly due to:

•	the capital increase carried out on March 29, 2023 for a net amount of +€741.9 million net of costs;

•	dividends received and repayments of shareholder loans made by project companies for +€163.0 million;

•	payment by project companies of development services for +€78.6 million, notably in Finland, Australia and France;

•	investments in the form of equity and shareholder loans in new projects and assets under construction for €735.4 million, particularly in Australia, Finland, Portugal, France, Sweden and Canada;

•	the financing of development activities and structural costs for –€118.8 million;

•	located in the project companies and associated holding companies for €390.0 million, with a change in 2023 of +€14.0 million that results from the following:

•	for assets under construction, from drawings on senior debt and equity contributions to finance the construction of power plants; and

•

for assets in operation and financing companies, from cash flow generated by the business, intended in particular to ensure the repayment of project financing and the remuneration of contributions made by shareholders.

As of December 31, 2023, the cash position of the operating assets includes an amount of €19.7 million to the difference remaining to be repaid to EDF OA for certain French power plants, under current regulations, between the market prices received and their power purchase agreement prices (see note 21.2).

Cash equivalents mainly correspond to term accounts opened by Neoen S.A. for €50.0 million.

The reconciliation between the amount of cash and cash equivalents in the balance sheet and the amount of net cash in the cash flow statement is as follows:

In millions of euros	31.12.2023	31.12.2022
Cash and cash equivalents	773.7	622.8
Cash and cash equivalents classified as assets held for sale	4.3	—
Overdrafts	(0.1)	(0.2)

Net cash and cash equivalents of cash flow statement	778.0	622.7

NOTE 18. SHAREHOLDERS’ EQUITY AND DETAILS OF DILUTIVE INSTRUMENTS

Capital management policy

Neoen group manages its capital within the framework of a prudent and rigorous financial policy which, since the creation of the Company, has been based on a desire to constantly optimise its financial structure, enabling it to finance its development, in accordance with its objectives of growth in installed capacity and internal rate of return (IRR). This is part of a diversification strategy, both geographic and technological, but also its exposure to currency risk. In addition to compliance with covenants and financial commitments made in connection with its project financing, most of which are without recourse to the Group’s parent company, and its corporate financing, Neoen group more specifically monitors its net debt-to-adjusted EBITDA and financial leverage-to-capital employed ratios on an all-in basis including all of the Group’s debt, whether corporate or set up to finance its projects, with a view to managing its capital structure.

This capital management policy is designed to enable it to continue to invest in value-generating projects, thereby maximising the creation of value for its shareholders, including its controlling shareholder for the past 10 years, Impala SAS. Neoen group may therefore make regular adjustments to this policy, particularly with regard to changes in economic conditions and access to debt and capital markets, and in this context to issue new shares, buy back own shares or authorise share-based payment plans.

Neoen group is not subject to any external minimum capital requirements, except as required by law.

Equity

Movements affecting the Group’s equity during financial years 2022 and 2023 are detailed in the consolidated statement of changes in shareholders’ equity.

Share capital

During the year, the share capital was increased by 37,452,951 shares as a result of:

•	the creation of 36,694,552 shares as part of the capital increase carried out on March 29, 2023;

•	the creation of 641,364 shares for the portion of the 2022 dividend paid in shares;

•	the creation of 48,984 shares under a free share plan that expired on July 3, 2023;

•	the creation of 45,056 shares as part of a capital increase reserved for employees; and

•	the exercise of 21,995 stock options at an exercise price of €8.50;

•	the exercise of 1,000 share subscription options at an exercise price of €9.25;

(see note 1.3 “events of the financial year”).

These operations for a total of €760.6 million, including €74.9 million in share capital and an issue premium of €685.7 million, brought the share capital to €304.2 million and the issue premium to €1,933.0 million.

Treasury shares

At December 31, 2023, the Company held directly or indirectly 329,784 treasury shares, resulting from a share buyback programme with a view to allocating them and executing a liquidity contract, representing €3.2 million at the closing date.

Dividends

The General Shareholders’ meeting of May 10, 2023 approved the distribution of a dividend of €0.125 per share with an option for payment of the dividend in new shares. This option resulted in the subscription of 641,364 new shares, i.e., a reinvestment rate of around 83%, and the payment of €3.1 million in cash (see note 1.3 “events of the financial year”).

Non-controlling interests

In millions of euros		Percentage of interest uncontrolled		Net profit from investments attributable to non- controlling interests	Investments attributable to non- controlling interests	Net profit from investments attributable to non- controlling interests	Investments attributable to non- controlling interests
Entity	Country	31.12.2023	31.12.2022	FY 2023	31.12.2023	FY 2022	31.12.2022
HWF 1	Australia	30.0%	30.0%	0.4	5.1	0.7	6.2
HWF 2	Australia	20.0%	20.0%	0.1	3.6	0.5	4.4
HWF 3	Australia	20.0%	20.0%	(0.1)	4.6	0.6	5.8
Björkliden Vindpark Ab	Finland	19.9%	19.9%	(0.4)	(0.4)	(0.1)	(0.1)
Hedet	Finland	19.9%	19.9%	(0.3)	(0.8)	(0.1)	(0.2)
Hexagone Energie	France	40.0%	40.0%	(0.0)	3.6	(0.0)	3.6
EREC	Jamaica	50.0%	50.0%	(0.6)	(2.1)	(0.4)	(1.6)
Metoro	Mozambique	25.0%	25.0%	(0.1)	(0.4)	(0.6)	(0.4)
CSRTB Rio Maior S.A.	Portugal	0.0%	51.0%	—	0.0	(0.3)	0.5
Alight Miranda AB	Sweden	49.0%	49.0%	(1.5)	(1.0)	(0.0)	0.5
Centrale Eolienne du Pays entre Madon et Moselle	France	9.0%	0.0%	0.2	(0.5)	—	—
Bangweulu Power Company	Zambia	19.7%	19.7%	(0.2)	1.5	0.2	1.8
Others				(0.2)	(0.3)	(0.1)	(0.1)

Total non-controlling interests				(2.8)	13.0	0.5	20.5

On an all-in basis, the comprehensive income, the net assets and the cash flow statement of entities with non-controlling interests at December 31, 2023, on a 100% basis, break down as follows:

In millions of euros	HWF 1	HWF 2	HWF 3	Björkliden Vindpark Ab	Hedet	EREC	Centrale Eolienne du Pays entre Madon et Moselle	Alight Miranda AB	Bangweulu Power Company	Others
Income statement
Revenue	19.1	15.0	15.9	—	7.2	7.4	7.9	—	4.8	(0.0)

Net income	1.2	0.6	(0.3)	(2.1)	(1.6)	(1.2)	1.9	(3.1)	(0.8)	(1.0)

-Of which: Group share	0.8	0.5	(0.3)	(1.7)	(1.3)	(0.6)	1.7	(1.6)	(0.6)	(0.7)
-Of which: attributable to non-controlling interests	0.4	0.1	(0.1)	(0.4)	(0.3)	(0.6)	0.2	(1.5)	(0.2)	(0.3)

Comprehensive income for non-controlling interests	(0.3)	(0.5)	(0.6)	(0.6)	(0.5)	(0.6)	(0.0)	(1.5)	(0.3)	(0.2)

Statement of financial position
Current assets	6.3	4.6	4.9	3.1	3.1	4.1	16.5	8.7	3.4	8.7
Non-current assets	115.5	107.2	116.2	54.7	88.1	51.1	61.4	14.9	39.7	14.2
Current liabilities	7.9	6.6	7.2	45.6	39.3	13.5	18.5	14.9	11.9	20.5
Non-current liabilities	116.5	102.9	114.3	15.6	56.1	46.3	64.6	11.4	30.4	12.2

Net assets	(2.6)	2.3	(0.5)	(3.4)	(4.2)	(4.6)	(5.3)	(2.6)	0.8	(9.8)

Change in cash
Net cash flows from operating activities	12.3	9.8	10.6	12.1	4.7	4.7	7.6	8.0	3.5	6.3
Net cash flows from investing activities	0.8	0.5	0.5	(28.4)	(0.0)	(0.3)	(1.1)	(8.5)	(0.1)	(6.6)
Net cash flows from financing activities	(13.5)	(11.3)	(13.7)	3.9	(4.6)	(4.0)	(3.3)	8.5	(3.3)	3.5
of which dividends paid	—	—	—	—	—	—	—	—	—	—
Impact of foreign exchange rate fluctuation	0.0	0.1	0.1	—	—	(0.1)	—	—	(0.0)	(0.1)

Net change in cash from continued activities	(0.3)	(0.9)	(2.5)	(12.4)	0.1	0.4	3.2	8.0	0.1	(1.2)

Opening cash and cash equivalents	0.9	0.8	2.3	14.0	0.9	2.5	9.7	—	2.0	7.3

Closing cash and cash equivalents	0.6	(0.1)	(0.2)	1.7	0.9	2.9	12.9	8.0	2.1	6.0

On an all-in basis, the comprehensive income, the net assets and the cash flow statement of entities with non-controlling interests at December 31, 2022, on a 100% basis, broke down as follows:

In millions of euros	HWF 1	HWF 2	HWF 3	Hedet	Björkliden Vindpark Ab	EREC	Aura Power - Rio Maior SA	Metoro	Bangweulu Power Company	Others
Income statement
Revenue	22.4	18.1	19.7	8.1	—	6.9	—	0.2	4.8	0.1

Net income	2.5	2.6	3.0	(0.5)	(0.4)	(0.8)	(0.5)	(2.6)	1.0	(0.3)

-Of which: Group share	1.7	2.1	2.4	(0.4)	(0.3)	(0.4)	(0.2)	(1.9)	0.8	(0.2)
-Of which: attributable to non-controlling interests	0.7	0.5	0.6	(0.1)	(0.1)	(0.4)	(0.3)	(0.6)	0.2	(0.1)

Comprehensive income for non-controlling interests	4.7	2.8	3.2	0.7	(0.1)	(0.5)	0.7	(0.6)	0.8	(0.2)

Statement of financial position
Current assets	5.6	4.4	6.2	2.9	17.1	3.9	0.4	8.4	3.3	2.1
Non-current assets	131.0	122.0	131.8	91.7	24.7	54.0	45.5	21.8	43.4	9.1
Current liabilities	8.5	7.1	7.6	37.8	31.5	12.9	32.7	43.6	11.7	4.2
Non-current liabilities	129.1	114.4	127.2	58.4	10.8	48.5	12.1	2.8	32.8	3.2

Net assets	(0.9)	4.8	3.0	(1.5)	(0.5)	(3.5)	1.1	(16.3)	2.2	3.8

Change in cash
Net cash flows from operating activities	14.3	13.5	16.0	4.0	26.6	3.7	27.9	0.4	2.1	1.4
Net cash flows from investing activities	(0.8)	(0.6)	(0.6)	0.0	(19.7)	(0.3)	(27.9)	(6.3)	(0.2)	(2.1)
Net cash flows from financing activities	(15.1)	(13.7)	(14.8)	(4.7)	6.9	(4.5)	(0.0)	0.3	(3.4)	1.8
of which dividends paid	(0.0)	—	—	—	—	—	—	—	—	—
Impact of foreign exchange rate fluctuation	0.0	(0.0)	(0.1)	—	—	0.2	—	0.7	0.2	0.0

Net change in cash from continued activities	(1.6)	(0.8)	0.6	(0.6)	13.7	(0.9)	0.0	(4.9)	(1.2)	1.1

Opening cash and cash equivalents	2.5	1.6	1.7	1.5	0.3	3.4	0.2	10.5	3.2	0.6

Closing cash and cash equivalents	0.9	0.8	2.3	0.9	14.0	2.5	0.2	5.6	2.0	1.7

Dilutive instruments

Accounting principles

Basic earnings per share and diluted earnings per share are calculated in accordance with IAS 33 “earnings per share”.

Basic earnings per share: earnings for the financial year (Group share) are divided into the weighted average number of shares outstanding after deduction of treasury shares held.

Diluted earnings per share: earnings for the period (Group share) as well as the weighted average number of shares outstanding after deduction of treasury shares held, taken into account for the calculation of basic earnings per share, are adjusted for the effects of all potentially dilutive instruments. Call options and free shares have a dilutive effect if their exercise price is lower than the market price.

	(In number of shares)	31.12.2023	31.12.2022	31.12.2022	31.12.2021
	Before dilution
	Number of shares	152,122,449	114,669,498	114,669,498	107,056,685
	Number of treasury shares	329,784	146,347	146,347	204,510
	Number of other shares	151,792,665	114,523,151	114,523,151	106,852,175

	Average number of shares before dilution (1)	133,157,908		110,687,663

	Average number of adjusted shares (3)	145,573,671		119,893,729
	Free shares	700,446	558,643	558,643	726,645
	Stocks options	—	26,620	26,620	60,860
	Convertible bonds 2019 (“OCEANEs”)	—	—	—	7,126,283
Dilutive instruments (2)	Convertible bonds 2020 (“OCEANEs”)	4,305,194	3,966,664	3,966,664	3,955,626
	Convertible bonds 2022 (“OCEANEs”)	6,322,608	5,825,253	5,825,253

	TOTAL	11,328,248	10,377,180	10,377,180	11,869,414

	After dilution
	Number of shares	163,450,697	125,046,678	125,046,678	118,926,099
	Number of treasury shares	329,784	146,347	146,347	204,510
	Number of other shares	163,120,913	124,900,331	124,900,331	118,721,589

	Average number of shares after dilution (1)	144,010,622		121,810,960

	Average number of adjusted shares (3)	156,881,783		131,942,168

1)	Average number of shares over the financial year excluding treasury shares and before taking into account the adjustment factors described in note (2) below.
2)

Following the distribution of a dividend in the first half of 2023 and in accordance with the applicable legal provisions and the stipulations of the terms and conditions of the green convertible bonds (“OCEANEs vertes 2020”) and of the green convertible bonds (“OCEANEs vertes 2022”), the Chairman and Chief Executive Officer, on delegation of the Board of Directors, has proceeded to the adjustment of the green convertible bonds (“OCEANEs 2020”) and the green convertible bonds (“OCEANEs vertes 2022”) (coefficient of 1.0004).

Following the capital increase of March 29, 2023 with preferential subscription rights and in accordance with the applicable legal provisions and the stipulations of the free share plans and stock option plans and the terms and conditions of the green convertible bonds issued by Neoen S.A on June 2, 2020 (the “OCEANEs vertes 2020”) and on September 14, 2022 (the “OCEANEs vertes 2022”), the Chairman and Chief Executive Officer proceeded, on delegation of the Board of Directors, to the adjustment of the rights (i) of the beneficiaries of free shares and stock options (coefficient 1.088) an ii) of the holders of green convertible bonds “OCEANEs vertes 2020” and “OCEANEs vertes 2022” (coefficient 1.081).

Following the distribution of a dividend in the first half of 2022 and in accordance with the applicable legal provisions and the stipulations of the terms and conditions of the convertible bonds and of the green convertible bonds (“OCEANEs vertes 2020”), the Chairman and Chief Executive Officer, on delegation of the Board of Directors, has proceeded to the adjustment of the convertible bond (“OCEANEs 2019”) and the green convertible bonds (“OCEANEs vertes 2020”) (coefficient of 1.0003).

Following the capital increase of April 9, 2021 with preferential subscription rights and in accordance with the applicable legal provisions and the stipulations of the free share plans and stock option plans and the terms and conditions of the convertible bonds issued by Neoen S.A. on October 7, 2019 (the “OCEANEs 2019”) and of the green convertible bonds issued in June 2, 2020 (the “OCEANEs vertes 2020”), the Chairman and Chief Executive Officer proceeded, on delegation of the Board of Directors, to the adjustment of the rights of the beneficiaries of free shares, stock options (coefficient of 1.081), convertible bonds (“OCEANEs 2019”) and green convertible bonds (“OCEANEs vertes 2020”) (coefficient of 1.075).

Besides, the vast majority of the convertible bonds (“OCEANEs 2019”) were converted in 2022 and were repaid for the residual portion (see note 1.3 “events of the financial year”).

3)

In accordance with IAS 33 « earnings per share », the number of ordinary shares (used to calculate basic and diluted earnings per share) for all periods prior to the capital increase with preferential subscription rights on March 29, 2023, has been adjusted by a factor of 1.083 to reflect the effect of the capital increase.

NOTE 19. PROVISIONS

Accounting principles

Provisions

Provisions are recognised when, at the reporting date, the Group has a legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the amount of which can be reliably estimated.

The amount recognised as provisions is measured in accordance with IAS 37 “provisions, contingent liabilities and contingent assets” based on the most likely estimate of the expenditure required to settle the present obligation at the reporting date. When the time value effect is significant, the amount of the provision recognised corresponds to the present value of the expected expenses deemed necessary to settle the corresponding obligation. The increase in provisions recorded to reflect the passage of time and relating to undiscounting is recognised in financial expenses.

Litigation and contingent liabilities

The Group exercises its judgement on a case-by-case basis in assessing the risks incurred and records a provision when it expects a probable outflow of resources. In cases where a reliable estimate cannot be made because it is considered unfounded or not sufficiently substantiated, there is a potential or current obligation that cannot be recognised (contingent liability).

Dismantling provisions

For each power plant commissioned, a provision for dismantling is recognised against the related asset. Provisions for dismantling are regularly estimated on the basis of quotes from external service providers. In the event of a significant change in the estimate, the change in the provision is added to or deducted from the cost of the related asset. In the case of an addition to the cost of an asset, the Group considers whether this is an indication that the new carrying amount of the asset may not be fully recoverable. If any such indication exists, an impairment test is performed. If a decrease in the provision exceeds the carrying amount of the asset, the excess is recognised in net income. Once the related asset has reached the end of its useful life, all subsequent changes in the liability are recognised in net income as they occur.

Current and non-current provisions

The main movements affecting provisions in 2023 were as follows:

	Non-current provisions			Current provisions
In millions of euros	Dismantling provision	Other provisions	Total	Dismantling provision	Other provisions	Total	Total
As of December 31, 2022	115.0	0.4	115.3	1.0	0.0	1.0	116.3

Constituted over the period	25.8	0.0	25.8	3.9	0.1	4.0	29.7
Accretion	5.5	—	5.5	—	—	—	5.5
Impact of changes in consolidation scope	0.6	(0.0)	0.6	—	—	—	0.6
Impact of exchange rate changes	(3.1)	—	(3.1)	(0.1)	—	(0.1)	(3.2)

As of December 31, 2023	143.7	0.4	144.1	4.7	0.1	4.8	148.9

NOTE 20. FINANCING AND FINANCIAL INSTRUMENTS

NOTE 20.1	NET FINANCIAL RESULT

In millions of euros	FY 2023	FY 2022
Loan interest	(175.6)	(113.9)
Interest associated with derivatives	28.8	(14.9)
Interest associated with lease obligations	(9.1)	(6.8)

Cost of debt	(155.9)	(135.6)

Shareholder loan interest income and expenses	(1.4)	(1.0)
Foreign exchange gains and losses	(7.4)	(6.9)
Other financial income and expenses	11.8	(9.2)

Total other financial income and expenses	3.1	(17.1)

Net financial result	(152.7)	(152.7)

The increase in the cost of financial debt is mainly explained by:

•	the increase in the number of plants in operation under financing;

•	the full-year effect of the issuance of the 2022 green convertible bonds (“OCEANEs vertes”) in September 2022 for €300 million[1];

•

the increase in average short-term interest rates on variable-rate loans between 2022 and 2023, for the portion not covered by interest rate hedging instruments, in all geographical areas where the Group operates (see note 22.1 “interest rate risks”).

These effects were partially offset by the impact of the gradual repayment of the financing of the plants in operation, the early conversion in October 2022 of the vast majority of the 2019 convertible bonds (the balance of which has been repaid), in accordance with the contractual documentation, for an amount of around €200 million2, and the refinancing in November 2022 of the mezzanine debt of Neoen Production 2.

In 2023, the total of other financial income and expenses consisted mainly of:

•

foreign exchange gains and losses of €(7.4) million, of which €(5.9) million related to the Group’s non-dollarized exposure in Argentina, mainly comprising €(3.4) million in foreign exchange losses on cash investments denominated in Argentine pesos and €(1.4) million in foreign exchange losses on VAT credits also denominated in Argentine pesos.

In 2022, foreign exchange gains and losses amounted to €(6.9) million, of which €(5.2) million related to the Group’s exposure in Argentina (notably in respect of VAT credits denominated in Argentine pesos).

•

other financial income, up by +€23.3 million, associated in particular with the remuneration of deposits from the capital increase of March 29, 2023, and by financial expenses, mainly consisting of bank commissions and charges, the cost of security deposits and guarantees, the undiscounting of provisions for decommissioning and other non-current liabilities, which have increased due to the growth in the number of operating assets.

[1]	The effective interest rate on the debt component of the 2022 green convertible bonds is 7.0%, for a nominal rate of 2.875%.
[2]	The effective interest rate on the debt component of the 2019 convertible bonds was 4.3% for a nominal rate of 1.875%.

NOTE 20.2	NET DEBT

Accounting principles

Financial liabilities

Financial liabilities include financial liabilities and derivative financial instruments with a negative market value.

Borrowings are initially recognised at their original fair value less directly attributable transaction costs. At each reporting date, borrowings are measured at amortised cost using the effective interest method and are broken down in the balance sheet as follows:

•	non-current financial liabilities for the portion due in more than one year;

•	current financial liabilities for the portion due within one year.

Interest rate derivatives

The objective of Neoen Group’s Finance Department is to hedge the risk of variability in the future interest expense resulting from the variable rate financing of a substantial part of the Group’s investments.

To hedge its interest rate risk exposure, the Group uses derivatives mainly in the form of interest rate swaps. Most of the interest rate derivatives used by the Group qualify as cash flow hedges. Hedge accounting is applicable if the conditions provided for by IFRS 9 are met:

•	the hedging relationship must be clearly designated and documented at the date of inception of the hedging instrument;

•	the economic link between the hedged item and the hedging instrument must be documented, along with potential sources of inefficiency;

•	retrospective ineffectiveness must be measured at each reporting date.

Cash flow hedges are used to hedge changes in the value of highly probable future cash flows from interest arising from the Group’s financing requirements.

Changes in the fair value of the derivative financial instrument are recognised in other comprehensive income (cash flow hedge reserve) for the “effective portion” of the hedge and in profit or loss for the financial year, within the net financial result, for the “ineffective portion”.

Accumulated gains or losses in equity are recognised in profit or loss under the same heading as the hedged item, i.e., financial income at the time the hedged cash flow affects profit or loss.

When the derivative instrument is terminated or when the ineffectiveness of the hedging relationship results in its reclassification, the gains or losses accumulated on the derivative instrument are maintained in other comprehensive income (cash flow hedge reserve) and recognised symmetrically with the hedged flows. If future cash flows are no longer expected, the gains and losses previously recognised in equity are then transferred to the income statement.

When they are not considered as cash flow hedges for accounting purposes, changes in the fair value of these instruments are recorded in the income statement, within the net financial result.

Derivative financial instruments with a positive fair value are recognised as assets and those with a negative fair value are recognised as liabilities.

Net debt analysis

In millions of euros	31.12.2023	31.12.2022
Senior financing of projects	2,921.5	2,717.6
Junior financing of projects	73.9	77.4
Lease liabilities	314.7	264.4
Corporate financing	424.0	409.7
Non-controlling investors and others	54.9	40.2
Interest rate derivative liabilities	15.0	—

Financial debt	3,804.1	3,509.3

Non-controlling investors and others	(54.9)	(40.2)

Adjusted financial debt	3,749.1	3,469.1

Cash equivalents	(66.6)	(40.6)
Cash	(707.2)	(582.2)

Total cash and cash equivalents	(773.7)	(622.8)

Guarantee deposits	(80.5)	(79.0)
Interest rate derivative assets	(214.9)	(302.7)

Total other assets	(295.4)	(381.7)

Total net debt	2,680.0	2,464.6

Net debt increased by +€215.4 million between December 31, 2022 and December 31, 2023. This change is mainly due to an increase in senior financing for projects, in line with the growth of the Group’s secured portfolio, and by the decrease of the net fair value of interest rate derivatives, mitigated by an increase in cash and cash equivalents, resulting in particular from the capital increase of March 29, 2023.

As of December 31, 2023, the cash taken into account in the net debt calculation included €19.7 million (compared with €90.3 million as of December 31, 2022), corresponding, for some French power plants, to the difference between the market prices received by them and their power purchase agreement prices pending repayment to EDF OA. This amount is due to be repaid in 2024.

During 2023 financial year, €84.3 million was repaid to EDF OA following the establishment of effective repayment terms.

Breakdown of current / non-current financial debt

In millions of euros	Non-current	Current (1)	31.12.2023	Non-current	Current (1)	31.12.2022
Senior financing of projects	2,621.6	299.9	2,921.5	2,331.0	386.7	2,717.6
Junior financing of projects	69.8	4.2	73.9	73.9	3.5	77.4
Lease liabilities	303.3	11.4	314.7	257.5	6.9	264.4
Corporate financing	421.5	2.6	424.0	407.9	1.8	409.7
Non-controlling investors and others	54.6	0.3	54.9	39.9	0.3	40.2
Interest rate derivative liabilities	14.6	0.4	15.0	—	—	—

Total financial liabilities	3,485.3	318.8	3,804.1	3,110.2	399.1	3,509.3

1)	Senior financing of current projects includes the acceleration of debts for certain power plants (see table below for breakdown of debt by maturity).

Breakdown of financial debt by currency

(Counter value in millions of euros at closing price)	EUR	USD	AUD	CAD	Others	31.12.2023
Senior financing of projects	1,187.1	466.1	1,248.9	19.4	—	2,921.5
Junior financing of projects	73.9	—	—	—	—	73.9
Lease liabilities	240.5	4.1	54.0	16.1	—	314.7
Corporate financing	424.0	(0.0)	0.0	—	—	424.0
Non-controlling investors and others	41.4	11.6	2.0	—	—	54.9
Interest rate derivative liabilities	5.6	—	9.4	—	—	15.0

Total financial debt	1,972.5	481.8	1,314.2	35.6	—	3,804.1

(Counter value in millions of euros at closing price)	EUR	USD	AUD	CAD	Others	31.12.2022
Senior financing of projects	1,076.2	529.1	1,112.4	—	—	2,717.6
Junior financing of projects	77.4	—	—	—	—	77.4
Lease liabilities	200.4	4.0	48.8	—	11.2	264.4
Corporate financing	409.7	0.0	0.0	—	0.0	409.7
Non-controlling investors and others	24.0	13.9	2.2	0.0	0.1	40.2
Interest rate derivative liabilities	—	—	—	—	—	—

Total financial debt	1,787.7	547.0	1,163.3	0.0	11.3	3,509.3

Breakdown of financial debt by interest rate type

In millions of euros	31.12.2023	31.12.2022
Fixed rate	1,693.0	1,690.0
Variable rate	2,096.1	1,819.3
Interest rate derivative liabilities	15.0	—
Interest rate derivative assets	(214.9)	(302.7)

Total financial debt after hedging	3,589.2	3,206.6

The financing of projects generally subscribed at variable rates and the flow of variable interest are hedged, which generally represents 75% or more of the amount financed at variable rates.

Breakdown of total financial debt by maturity

In millions of euros	Less than 1 year (1)	Between 1 and 5 years	More than 5 years	31.12.2023
Senior financing of projects	299.9	1,012.7	1,608.8	2,921.5
Junior financing of projects	4.2	9.9	59.9	73.9
Lease liabilities	11.4	22.9	280.3	314.7
Corporate financing	2.6	421.5	—	424.0
Non-controlling investors and others	0.3	3.7	50.9	54.9
Interest rate derivative liabilities	0.4	4.4	10.2	15.0

Total financial debt	318.8	1,475.2	2,010.1	3,804.1

In millions of euros	Less than 1 year (2)	Between 1 and 5 years	More than 5 years	31.12.2022
Senior financing of projects	386.7	713.9	1,617.1	2,717.6
Junior financing of projects	3.5	16.7	57.2	77.4
Lease liabilities	6.9	20.3	237.3	264.4
Corporate financing	1.8	407.9	—	409.7
Non-controlling investors and others	0.3	3.6	36.3	40.2
Interest rate derivative liabilities	—	—	—	—

Total financial debt	399.1	1,162.4	1,947.8	3,509.3

1)	As of December 31, 2023, senior financing of projects due within one year include the acceleration of the debts of the El Llano power plant in Mexico for €110.1 million (US$120.4 million).
2)

As of December 31, 2022, senior financing of projects due within one year include the acceleration of the debts of the El Llano power plant in Mexico for €116.3 million (US$124.1 million), of the Coleambally power plant in Australia for €82.0 million (AUD 128.7 million), and of the Metoro power plant in Mozambique for €28.2 million (US$30.1 million).

Breakdown of financial debt by flow

			Change without cash impact
In millions of euros	31.12.2022	Cash flows	Effect of exchange rate changes	Change in consolidation scope	Changes in fair value and amortised cost	Accrued interest	Other changes	31.12.2023
Senior financing of projects	2,717.6	302.2	(73.1)	(2.6)	8.4	(2.5)	(28.4)	2,921.5
Junior financing of projects	77.4	(3.5)	(0.0)	0.0	0.2	(0.2)	(0.0)	73.9
Lease liabilities	264.4	(7.4)	(3.1)	(2.2)	—	0.4	62.6	314.7
Corporate financing	409.7	—	0.0	—	1.3	(0.6)	13.6	424.0
Non-controlling investors and others	40.2	17.6	(0.4)	0.1	—	—	(2.5)	54.9
Interest rate derivative liabilities	—	—	(0.1)	—	15.1	—	—	15.0

Total financial liabilities	3,509.3	308.8	(76.7)	(4.8)	25.0	(2.9)	45.3	3,804.1

Senior project financing

In 2023, senior project financing increased by +€203.8 million, mainly due to:

•	drawdowns on loans issued in connection with the financing of Group projects for €498.2 million:

•	in Australia, for €264.2 million, including mainly Goyder 1A for €185.7 million and Western Downs for €61.1 million;

•

in Europe for €214.9 million, particularly for the Portuguese solar power plants for €94.7 million and the French power plants for €73.7 million, as well as part of a bridge-type projects financing in France for €44.0 million;

•	in the Americas for €19.2 million (Fox Coulee solar power plant in Canada).

•	loan repayments for €(196.1) million

•	the impact of exchange rates fluctuations for €(73.1) million

•	€(27.9) million of senior debt reclassified as liabilities associated with assets held for sale, corresponding to the Metoro power plant in Mozambique.

•	the change in amortised cost of borrowings for €8.4 million.

As of December 31, 2023, senior project financings were reclassified as current financial debt for a total amount of €110.1 million, compared to €226.6 million as of December 31, 2022, due to non-compliance with certain project financing covenants (see note 1.3. “events of the financial year”).

Junior project financing

Junior financing mainly comprises junior debt on project entities. The decrease of –€3.4 million is mainly due to the progressive reimbursement of loans.

Lease liabilities

The increase of +€50.3 million is mainly due to the entry into force of new leases or revaluations for €62.6 million, reimbursements for €(7.4) million, and the impact of exchange rates for €(3.1) million.

Corporate financing

As of December 31, 2023, corporate financing mainly corresponds to the green convertible bonds issued in June 2020 and September 2022. The increase of +€14.3 million over the period is mainly attributable to the amortisation of issue premiums relating to these green convertible bonds for +€13.7 million.

Non-controlling investors and others

This item mainly comprises minority shareholder loans contributions as part of project financing. The increase of +€14.8 million over the period is mainly due to contributions made by minority shareholders in Sweden and in Finland.

Interest rate derivative liabilities

The increase in interest-rate derivatives is mainly the result of a change in fair value. This increase of +€15.1 million relates to derivative financial instruments negotiated during the year and is the consequence of the impact of a recent decrease in long-term interest rates in the Euro zone and in Australia since their initial negotiations.

NOTE 20.3	DERIVATIVE FINANCIAL INSTRUMENTS

Accounting principles

Interest rate derivatives

See note 20.2 “net debt”.

Energy derivative financial instruments

In order to hedge against the variation in spot electricity prices associated with the production of certain of the Group’s renewable assets, which do not benefit from support mechanisms in the form of feed-in tariffs or additional remuneration obtained in open-window frameworks or government calls for tender, Neoen has chosen to gradually sign medium to long-term power purchase agreements with commercial counterparties, known as Corporate Power Purchase Agreements (CPPA). Some of these agreements, recently implemented, provide for a financial settlement between the parties (calculated as the difference between a fixed price and the spot price of electricity, with the production of the associated physical asset as the underlying) and, generally, the delivery by the Group of green certificates (guarantees of origin or LGCs) generated by the production. These financially settled contracts with commercial counterparties are derivative financial instruments within the meaning of IFRS 9 “financial Instruments”.

As of December 31, 2023, these derivative financial instruments, entered into to hedge the economic risk associated with changes in electricity prices, have not been designated as hedging instruments. As a result, the related changes in fair value are recognised in the income statement under other current operating income and expenses (see note 9 “other current operating income and expenses”).

Specifically, the valuation of energy derivative financial instruments is based on specific valuation methods and relies in particular on non-observable data (related to the term of the contracts), justifying a level 3 classification under IFRS 13 “fair value measurement”.

In order to remedy the lack of observable forward prices, resulting in particular from the intermittent production profile of renewable assets, the Group has simulated future electricity prices using internal models that take into account, in the short term, spot and forward trends in wholesale prices observed in local electricity markets, adjusted for the intermittent production profile of the assets in question, and in the medium and long term, market prospects based on analyses carried out by specialised forecasting firms, recognised as experts in these local markets.

In accordance with IFRS 13 “fair value measurement”, an adjustment has been made to reflect the credit risk of the counterparty (credit valuation adjustment) and the Company’s own credit risk (debit valuation adjustment) in the fair value of these energy derivative financial instruments.

Analysis of derivative financial assets and liabilities measured at fair value

	Assets			Liabilities
As of December 31, 2023 (In millions of euros)	Non-current	Current	Total	Non-current	Current	Total
Energy derivative financial instruments	72.8	19.1	91.9	1.5	3.4	4.9
Interest rate derivative financial instruments	179.7	35.2	214.9	14.6	0.4	15.0

Total	252.5	54.3	306.8	16.1	3.7	19.8

	Assets			Liabilities
As of December 31, 2022 (In millions of euros)	Non-current	Current	Total	Non-current	Current	Total
Energy derivative financial instruments	41.3	4.8	46.1	32.2	12.6	44.9
Interest rate derivative financial instruments	271.7	31.1	302.7	—	—	—

Total	312.9	35.9	348.8	32.2	12.6	44.9

NOTE 20.4	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Accounting principles

The fair value of an asset and liability is the price that would be agreed between parties who are free to contract and operate under market conditions. IFRS 13 “fair value measurement” distinguishes between three levels of fair value:

•	level 1: prices quoted on an active market;

•	level 2: prices quoted on an active market for a similar instrument, or another valuation technique based on observable parameters;

•	level 3: valuation method incorporating unobservable parameters.

For derivative financial instruments, see notes 20.2 and 20.3.

The fair value of trade payables and trade receivables corresponds to the carrying amount indicated in the balance sheet, as the effect of discounting future cash flows is immaterial.

Analysis of the fair value of financial assets and liabilities

As of December 31st, 2023 (In millions of euros)	Level	Carrying amount	Fair value	Amortised cost	Fair Value through profit or loss	Cash-flow hedge derivatives
Interest rate derivatives	2	214.9	214.9		0.2	214.6
Energy derivative financial instruments	3	91.9	91.9		91.9
Non-current financial assets	2	175.0	175.0	175.0
Other assets (current and non-current)	2	122.0	122.0	122.0
Trade receivables	2	115.2	115.2	115.2
Cash and cash equivalents	1	773.7	773.7		773.7

Total financial assets		1,492.6	1,492.6	412.1	865.9	214.6

Non-current financial liabilities	2	3,470.7	3,246.0	3,470.7
Other liabilities (current and non-current)	2	129.1	129.1	129.1
Interest rate derivatives	2	15.0	15.0			15.0
Energy derivative financial instruments	3	4.9	4.9		4.9
Current financial liabilities	2	318.4	318.4	318.4
Trade payables	2	386.6	386.6	386.6

Total financial liabilities		4,324.6	4,100.0	4,304.8	4.9	15.0

As of December 31st, 2022 (In millions of euros)	Level	Carrying amount	Fair value	Amortised cost	Fair Value through profit or loss	Cash-flow hedge derivatives
Interest rate derivatives	2	302.7	302.7			302.7
Energy derivative financial instruments	3	46.1	46.1		46.1
Non-current financial assets	2	99.9	99.9	99.9
Other assets (current and non-current)	2	118.7	118.7	118.7
Trade receivables	2	106.6	106.6	106.6
Cash and cash equivalents	1	622.8	622.8		622.8

Total financial assets		1,296.8	1,296.8	325.2	668.9	302.7

Non-current financial liabilities	2	3,110.2	2,938.9	3,110.2
Other liabilities (current and non-current)	2	224.2	224.2	224.2
Interest rate derivatives	2	—	—	—
Energy derivative financial instruments	3	44.9	44.9		44.9
Current financial liabilities	2	399.1	399.1	399.1
Trade payables	2	242.4	242.4	242.4

Total financial liabilities		4,020.7	3,849.3	3,975.8	44.9	—

NOTE 21. OTHER CURRENT LIABILITIES

NOTE 21.1	TAX AND SOCIAL SECURITY LIABILITIES

In millions of euros	31.12.2023	31.12.2022
Tax debts	31.0	35.6
Social debts	15.2	13.1

Total of tax and social security liabilities	46.2	48.6

NOTE 21.2	OTHER CURRENT LIABILITIES

In millions of euros	31.12.2023	31.12.2022
Prepaid income	14.7	15.1
Other creditors	65.0	142.5

Total other current liabilities	79.7	157.6

Prepaid income consists mainly of subsidies that are transferred to the income statement on a straight-line basis according to the useful life of the underlying asset.

As of December 31, 2023, other payables include liabilities to EDF OA (2022 residual balance and amounts generated during 2023, for a net balance of €19.7 million), liabilities related to the acquisitions of assets under development, mainly in Europe, for €5.8 million, and a contractual liability, in connection with the execution of a long-term power purchase agreement in Australia, for €8.5 million.

As of December 31, 2022, other creditors included €90.3 million corresponding, for some French power plants, to the difference between the market prices and their power purchase agreement ones. In 2023, the Group paid EDF OA €91.8 million in this respect (including €84.3 million in debts contracted prior to the 2023 financial year and €7.5 million in debts contracted in 2023), in accordance with current regulations.

NOTE 22. RISK MANAGEMENT

NOTE 22.1	INTEREST RATE RISKS

The Group is exposed to market risks as a result of its investment activities. This exposure is mainly linked to fluctuations in variable interest rates relating to the financing of its projects.

The Group’s interest rate risk management objective is therefore to secure the economic balance of projects by limiting the future variability of the financial burden associated with their financing. This is based on the use of hedging instruments.

Interest rate risk is hedged using over-the-counter instruments with first-rate counterparties. The Group contracts financial instruments to hedge its variable-rate financing, with the aim of hedging at a fixed rate a minimum of 75% of the variable-rate financing requirements for projects. In this respect, the Group has entered into interest rate swaps that qualify as cash flow hedges.

	Notional value by maturity
As of December 31st, 2023 (In millions of euros)	Less than 5 years	More than 5 years	Total	Fair value (1)	Recorded as other elements of comprehensive income (2)	Recorded as income (3)
Interest rate swaps - Wind	(470.1)	(684.2)	(1,154.3)	127.4	117.9	—
Interest rate swaps - Solar	(166.8)	(443.1)	(609.9)	75.9	81.9	—
Interest rate swaps - Holding	(162.8)	—	(162.8)	2.5	3.0	0.2
Interest rate swaps - Storage	—	—	—	(5.9)	(5.9)	—
Interest rate caps	—	—	—	—	1.7	—

Total	(799.7)	(1,127.2)	(1,926.9)	199.9	198.6	0.2

1)	The fair value is composed of €214.9 million of interest rate derivative assets and €(15) million of interest rate derivative liabilities.
2)	This concerns the stock recorded in other comprehensive income in the Group’s equity.
3)	Where applicable, the ineffective portion of interest rate derivatives is recorded in the income statement.

Interest rate risk sensitivity analysis

The sensitivity analysis was based on the net debt position (including interest rate derivatives linked to net debt), for all financing associated with assets in operation at the reporting date.

For interest rate risk, the sensitivity corresponds to a change in the yield curve of plus or minus 100 basis points compared to the interest rates prevailing at the reporting date.

	Impact on profit and loss		Impact on equity
As of December 31st, 2023 (In millions of euros)	+100 basis points	-100 basis points	+100 basis points	-100 basis points
Net interest expense on the nominal amount of variable rate debt and variable rate legs of derivatives	(0.7)	0.8	NA	NA
Change in fair value of derivatives not qualifying as hedges	—	—	NA	NA
Change in fair value of cash flow hedging derivatives	NA	NA	86.9	(97.1)

Total	(0.7)	0.8	86.9	(97.1)

NOTE 22.2	ENERGY PRICE RISKS

The energy price risk is linked to the sale on the wholesale markets at the spot price of the electricity production of some of the Group’s wind and solar assets (particularly in Australia and Finland). In order to limit this risk, the Group secures its future revenues over a long period through feed-in tariffs or additional remuneration obtained in connection with public tenders, as well as by entering into physical and financial power purchase agreements.

	Notional value by maturity
As of December 31st, 2023 (In millions of euros)	Less than 5 years	More than 5 years	Total	Fair value	Recorded as other elements of comprehensive income	Recorded as profit and loss
Energy derivative financial instruments	283.1	205.6	488.7	87.0	—	88.6

Total	283.1	205.6	488.7	87.0	—	88.6

A 5% increase in electricity prices would lead to a decrease in the fair value of energy derivative financial instruments of –€12.5 million. A 5% decrease in electricity prices would lead to an increase in the fair value of energy derivative financial instruments of +€12.5 million.

NOTE 22.3	FOREIGN EXCHANGE RISKS

Foreign exchange risks relate to operational transactions in foreign currencies (mainly US dollars and Australian dollars) which tend to increase with the Group’s sustained international deployment. In order to avoid any foreign exchange risk on the assets in operation, the Group systematically finances each of its assets in its functional currency.

An appreciation of +10% (or depreciation of -10%) of the most significant currencies, in reference to December 31, 2023, would lead to an increase (or decrease) in the Group’s income statement and equity before income tax, as follows:

	Impact on profit and loss		Impact on equity
As of December 31st, 2023 (In millions of euros)	+10%	-10%	+10%	-10%
AUD/EUR	9.6	(7.9)	132.7	(108.6)
USD/EUR	(0.6)	0.5	46.3	(37.8)

Total	9.1	(7.4)	179.0	(146.4)

NOTE 22.4	COUNTERPARTY RISKS

Given the large number of suppliers and subcontractors available in the markets where the Group operates, the Group considers that the insolvency of one or a small number of them would not have any material impact on the Group’s ongoing operations.

Insofar as electricity sales contracts or contracts for difference are concluded with State counterparties (States or companies controlled by a State), electricity distribution companies and with a limited number of private buyers, the Group considers that the counterparty risk relating to trade receivables is not material at this time.

The Group invests its cash and cash equivalents with leading financial institutions.

The Group enters into over-the-counter interest rate derivatives with leading banks under agreements that provide for the offsetting of amounts due and receivable in the event of default by one of the contracting parties. These conditional netting arrangements do not meet the criteria of IAS 32 “financial instruments: presentation” to allow for the offsetting of asset and liability derivatives on the balance sheet.

NOTE 22.5	LIQUIDITY RISKS

Liquidity risk is the Group’s inability to meet its immediate or short-term financial commitments.

In order to prevent this risk, the Group performs an analysis of its liquidity requirements several times a year over a rolling 12-month period.

At the date of closing of its financial statements, the Group had sufficient liquidity to finance its ongoing operations and development.

The cash held by the holding and development companies amounted to €484.5 million as of December 31, 2023, compared to €289.2 million for the project companies (assets under operation and construction).

As of December 31, 2023, the cash held by the project companies comprises €19.7 million corresponding, for some French power plants, to the difference between the market prices and their power purchase agreement ones. As of December 31, 2022, the cash position of the project companies included €90.3 million relating to this difference, of which €84.3 million was repaid to EDF OA in 2023.

In millions of euros	31.12.2023	31.12.2022
Cash and cash equivalents	778.0	622.7
Corporate credit lines available	288.0	288.0

Total	1,066.0	910.7

Corporate credit lines available

As at the closing date, the Group had short-term credit lines totaling €288.0 million, including a syndicated loan of €250.0 million, composed of a corporate loan of €175.0 million that has not been drawn down, and a revolving credit line of €75.0 million, to meet the working capital requirements of the parent company. In February 2024, this syndicated credit facility was refinanced, raising the corporate loan component to €300 million, and the revolving credit line to €200 million (see note 26). This syndicated loan remained undrawn at the reporting date.

Credit lines granted to projects

As of December 31, 2023, the Group benefits from commitments received in respect of its projects and operating financing in the amount of €484.1 million not used at that date (see note 23.2).

NOTE 22.6	RISKS RELATED TO REGULATORY CHANGES

The Group sells electricity mainly under long-term contracts with firm commitments from its counterparties, including many states.

In some countries, governments may retroactively call into question certain subsidised feed-in tariffs, as was the case in France in 2021, without any material impact on the Group’s accounts. A reconsideration of certain feed-in tariffs in the future could have a material impact on the Group’s financial statements.

The Group still considers that its multi-sector and multi-country strategy has the effect of limiting the risk linked to regulatory changes by reducing its exposure to a particular technology or country. The particularly competitive price of the electricity produced by the Group in the vast majority of its contracts also constitutes a natural hedge against this risk.

NOTE 23. OFF-BALANCE SHEET COMMITMENTS

NOTE 23.1	OFF-BALANCE SHEET COMMITMENTS GIVEN

In millions of euros	31.12.2023	31.12.2022
Guarantees provided to suppliers	730.2	1,036.1
Maintenance	1,937.9	1,712.1
Other commitments provided	326.3	358.8
Commitments provided associated with operating activities	2,994.4	3,107.0
Assets provided as surety	5,318.2	4,728.4
Commitments provided associated with financing activities	5,318.2	4,728.4

Total off-balance sheet commitments provided	8,312.6	7,835.4

Guarantees given to suppliers

The Group may temporarily give guarantees to its suppliers in connection with the construction of its production assets.

Maintenance

In the context of operating its production assets, the Group enters into maintenance agreements that may span several years. The related services are expensed in the year in which they are provided.

Other commitments given

Other commitments are mainly guarantees given by the Group as part of the project development process, such as tendering guarantees, and performance and decommissioning guarantees.

Assets pledged as collateral

In most cases, the Group pledges shares and advances on shareholder loans in connection with debt incurred to finance projects. Some assets are also pledged as collateral to guarantee the repayment of bank debt until its extinguishment.

NOTE 23.2	OFF-BALANCE SHEET COMMITMENTS RECEIVED

In millions of euros	31.12.2023	31.12.2022
Energy purchase commitments received	7,838.0	7,079.1
Other commitments received	4,455.0	4,162.2
Commitments received associated with operating activities	12,293.0	11,241.4
Amounts payable to related parties	484.1	547.3
Corporate credit lines available	288.0	288.0
Commitments received in connection with financing activities	772.1	835.3

Total off-balance sheet commitments received	13,065.2	12,076.6

Energy purchase commitments received

In most cases, when an electricity production unit is built, the Company carrying the project and which will operate the plant enters into a long-term energy supply contract. The Group generally receives purchase commitments, usually for periods from 10 to 20 years. For each underlying asset, the commitment was valued on the basis of production volumes estimated by the Group over the term of the purchase agreement and on sales prices excluding inflation.

Other commitments received

These consist mainly of guarantees received by construction companies for the successful construction of plants and by suppliers in connection with maintenance.

NOTE 24. RELATED PARTY TRANSACTIONS

Neoen’s consolidated financial statements are fully consolidated in the consolidated financial statements of Neoen’s parent company, Impala, which owns 42.17% of its share capital. In 2023, transactions with Impala were carried out. The expenses with Impala mainly relate to management fees. Transactions with Impala and its subsidiaries were carried out under normal market conditions for insignificant amounts.

The remuneration of key management personnel is provided in note 7.2.

NOTE 25. STATUTORY AUDITORS’ FEES

In millions of euros	Deloitte	RSM	Other networks	FY 2023
Neoen S.A.
Statutory Audit	0.2	0.1	—	0.3
Non-audit services (1)	0.2	0.1	—	0.2
Subsidiaries

Statutory Audit	0.9	0.1	0.3	1.3

Total	1.4	0.2	0.3	1.9

In millions of euros	Deloitte	RSM	Other networks	FY 2022
Neoen S.A.
Statutory Audit	0.2	0.1	—	0.3
Non-audit services	0.0	0.0	—	0.0
Subsidiaries

Statutory Audit	0.9	—	0.2	1.1

Total	1.1	0.1	0.2	1.4

1)	Services other than certification of financial statements mainly include fees relating to the capital increase of March 29, 2023.

NOTE 26. SUBSEQUENT EVENTS

Refinancing of Neoen SA’s syndicated credit facility

On February 8, 2024, Neoen completed the refinancing of the syndicated credit facility arranged in March 2020. Its size was increased from €250 million to €500 million and its maturity extended from 2026 to 2029. This new credit facility includes a €300 million term loan and a €200 million revolving credit facility. Financial conditions are indexed to Environmental, Social and Governance (ESG) criteria. The original syndicated loan remained unused at December 31, 2023, as well as the new credit facility as of today. This refinancing significantly enhances the liquidity position of the Group, which is fully focus on achieving its target of 10 GW in capacity in operation or under construction in the course of 2025.

Neoen completes a landmark renewable energy portfolio financing in Australia

On February 23, 2024, Neoen completed the debt financing of a portfolio which includes 7 wind and solar operating assets in Australia, as well as Collie Battery (219 MW/877 MWh), currently under construction. Neoen raised over AUD1.1 billion of debt with maturity of 5 years and 7 years, refinancing approximately AUD700 million of single asset-level debt. . This new financing is being provided by a group of 11 major Australian and international lenders.

Completion of the acquisition of a majority stake in Neoen by Brookfield from Impala and other shareholders

Following announcements on May 30 and June 25, 2024, Brookfield (NYSE: BAM, TSX: BAM) completed on December 27, 2024, the acquisition, through its special purpose vehicle Brookfield Renewable Holdings SAS (“Brookfield”), of approximately 53.12% of the outstanding shares of Neoen.

Filing of a draft offer document

Brookfield filed on January 2, 2025, with the French financial markets’ authority (Autorité des Marchés Financiers) a mandatory simplified cash tender offer for the remaining shares and OCEANEs in Neoen.